WE SEE OPPORTUNITY.


SONIC
America's Drive-In

2009 Annual Report

About the Cover

Sure, times are tough. Discretionary spending has been under pressure for more than a year, which has adversely affected consumer-focused companies, like Sonic, and intensified the competitive climate. Times like these demand new ways of looking at old problems, invite innovative thinking on growth and brand development, and offer a chance for course corrections that lead to improved performance in the future. At Sonic, we see the glass or "sundae" as half full. **We see opportunity!**

Company Profile

Sonic began in 1953 in Shawnee, Oklahoma. Today, we franchise and operate the largest chain of drive-in restaurants in the country, with more than 3,500 Sonic Drive-Ins from coast to coast.

Our drive-in experience, together with a unique menu and personalized Carhop service, positions us as one of the most highly differentiated concepts in the quick-service restaurant (QSR) industry. At a typical Sonic Drive-In, customers park in one of 20 to 36 canopy-covered spaces and place orders through an intercom speaker system. A smiling Carhop delivers the customer's order car-side. Customers also may enjoy patio dining or drive-thru service at many Sonic locations.

Sonic Drive-Ins feature signature menu items, offering made-when-you-order Extra-Long Chili Cheese Coneys, hamburgers, wraps and other sandwiches, fresh-made Onion Rings, Tater Tots and a full breakfast menu. We are known for our variety of Frozen Favorites® treats and Fountain Favorites® drinks, too, like Cherry Limeades, Real Fruit Slushes, Shakes and Blasts, making Sonic Your Ultimate Drink Stop®. Sonic also offers a variety of choices for health-conscious customers, including salads, bananas, apple slices and several low-calorie drinks, like a diet version of our classic Cherry Limeade.

Financial Highlights

	2009	2008	Change
($ in thousands, except per share and drive-in count data)			
Operations			
(for the year)			
Total revenues	$ 718,789	$ 804,713	-11%
Income from operations	$ 115,977	$ 144,208	-20%
Net income per diluted share	$ 0.81	$ 0.97	-16%
Net income per diluted share, adjusted[1]	$ 0.72	$ 0.94	-23%
Weighted average diluted shares outstanding	61,238	62,270	-2%
System Information			
(for the year or at year's end)			
Partner drive-ins[2]	475	684	-31%
Franchise drive-ins	3,069	2,791	10%
System-wide drive-ins[3]	3,544	3,475	2%
System-wide average drive-in sales[3]	$ 1,093	$ 1,125	-3%
Change in system-wide sales[3]	0.7%	5.6%	
Change in system-wide same-store sales[3, 4]	-4.3%	0.9%	

1 Net income per diluted share, adjusted (a non-GAAP measure) excludes special items of $0.09 net in 2009 associated with refranchising gains, impairment provisions, and debt purchase, and $0.03 in 2008 associated with refranchising gains. We believe showing net income per diluted share, adjusted to exclude these special items, provides additional insight into the strength of our operations and aids in the comparability of current- and prior-year results.

2 Partner drive-ins are those Sonic Drive-Ins in which we own a majority interest, typically at least 60%. Most supervisors and managers of partner drive-ins own a minority equity interest.

3 System-wide information, which combines partner drive-in and franchise drive-in information, is a non-GAAP measure. We believe system-wide information is useful in analyzing the growth of the Sonic brand as well as our revenues, since franchisees pay royalties based on a percentage of sales.

4 Changes in same-store sales based on drive-ins open for at least 15 months.



Clifford Hudson

Chairman and Chief Executive Officer

To Our Stockholders:

Fiscal year 2009 was a difficult year for just about everyone, and this included Sonic. After 22 years of positive same-store sales, we experienced a system-wide same-store sales decline.

We had achieved our industry-leading record of positive same-stores sales growth by distinguishing ourselves as one of the most differentiated quick-service restaurant concepts, driven primarily by unique products and distinctive service. Our focus on unique items like our Tater Tots, Cherry Limeades and Extra-Long Chili Cheese Coneys, highlighting our made-when-you-order food and our one-of-a-kind Carhop service, successfully separated us from our competition.

In addition, a variety of initiatives helped drive sales over a sustained period of time. These include such things as our customer-friendly PAYS (Pay At Your Stall) credit card terminals, building retrofits, a shift to national media, Frozen Favorites® treats and Fountain Favorites® drinks, the addition of breakfast, and numerous other initiatives.

However, the breathtaking shift in the economy in late 2008 and throughout 2009 had a profound impact on consumer discretionary spending, the likes of which most of us have never seen before. Consumers are eating out less often, and when they do eat out, they spend less money. Combined, these shifts delivered a one-two punch to both the restaurant industry generally, and to us specifically. This is a challenge for the entire industry, but it has hit us disproportionately hard because of the effective work we've done over the years to build all day parts; the after dinner portion of the industry business, which is a greater proportion of our business, has seen the greatest decline recently and, as a result, the impact has hit Sonic more than most other concepts.

With the general decline in mind, we pursued a number of strategies to adapt to this shift in consumer behavior and an increased demand for value. Our belief is that improved same-store sales will come from an increase in traffic, loyalty and check. We call it TLC, and our first priority was to focus on driving traffic, getting more people to visit Sonic more often. We implemented our Happy Hour promotion in the prior fiscal year. Our objective in doing this was to build traffic and loyalty among our drink consumers, particularly in the afternoon, further emphasizing our trademark as Your Ultimate Drink Stop®. In fact, Happy Hour has driven sales positively and traffic enormously.

As the economy started to decline, 70% of our own customers said they would come back to Sonic more often if we offered increased value beyond Happy Hour. So we further expanded our value offerings in December 2008 by creating our Everyday Value Menu. Combined with Happy Hour, this helped drive traffic for most of the year, resulting in relatively flat traffic at a time when the industry generally saw a decline.

Our Limeades for Learning® initiative aimed to solidify consumer loyalty this past year. We were able to demonstrate our commitment to education, local communities and our consumers, while at the same time providing great customized drinks. "*You Sip, Kids Learn®*" was the offer of Limeades for Learning®, and thanks to our loyal Sonic customers who cast nearly 850,000 votes, we donated more than $600,000 to local public school classrooms in 40 states!

While fiscal 2009 was the year we laid the foundation to drive traffic and loyalty among our consumers, 2010 will be focused on emphasizing the attributes that make Sonic a truly unique brand, featuring high-quality, distinctive products with unique and personalized Carhop service. Consumers likely will continue to be careful about how they spend their money, but we will work to provide consumers more compelling reasons to spend their hard-earned dollars with us.

It is fair to say our brand is one in transition - in an exciting way as it relates to new markets, but in a more subtle way as to the concept itself.

With this shift, we will build on key attributes that Sonic customers have come to associate with Sonic – a smiling Carhop delivering high-quality, distinctive food made the way you want it.

To ensure that our service initiatives are successful, we have implemented a customer feedback tool known as FanTrak, which has helped us identify what is important to our consumers and deliver on those key areas. Their feedback gives us the opportunity to refine our products and services so as to increase the likelihood they will return, deepen their loyalty to our brand and ultimately spend more with us each time they return. Based on their feedback, our service has improved substantially this past year, but the improvements won't end there. We continue to look for ways to take our service to a higher level, and surprise and delight our customers as only Sonic can do.

On a separate note, as it relates to our Partner Drive-Ins (those in which we own a majority interest), we successfully completed our refranchising efforts of approximately 200 Partner Drive-Ins in a much shorter time than we anticipated. We originally expected that this initiative would take several years, but the lion's share of it was completed within 12 months!

In addition, our remaining Partner Drive-Ins have new leadership, a senior industry executive, Omar Janjua. Omar has more than 25 years of experience in the industry on both company-owned and franchised operations, including management of major national brands and settings. We are very pleased to have Omar on board. Our Partner Drive-Ins have accounted for the greatest shortfall of the company's performance in the last year, and my belief and expectation is that the impact of Omar's management talents will begin to bear fruit in calendar 2010.

One of the brightest spots in the development of our brand is in our new markets. As a result of several years of national advertising, virtually every time we have opened a drive-in in a new market in the past year, we have seen explosive results. This has been true from San Diego to Boston and Oregon to Pennsylvania. We are very pleased with our new customers' embrace of our brand in new markets, and intend to continue the development of new markets, which more and more is making up a larger portion of the growth of our brand.

It is fair to say our brand is one in transition - in an exciting way as it relates to new markets, but in a more subtle way as to the concept itself. The same thing can be said for our company in that it is in transition related to the operation of our own drive-ins, as well as a refinement of our approach to franchising. We remain confident that the long-term potential of our brand has its best years ahead, and that we will continue to build toward becoming America's most-loved restaurant brand.

Finally, as I prepared this letter for the annual report, our founder, Troy Smith Sr., passed away. Troy was 87 and began the business in 1953. What a life he led and what a friend we will miss. Troy was a wonderful fellow who continued to see the upside all of his life, even as difficulties abounded. We've included more information about him in the latter portion of this annual report, but I'd like to share his insight from a recent conversation. In September I sat down with Troy to learn from him, among other things, his perspective about weathering the stormy economic times. His comment to me was, "Take care of the customers and the business will take care of itself." Troy, we take your words to heart.

And to you, our stockholder, as you review this year's annual report, I believe you'll agree, it's no wonder we see opportunity!

Sincerely,

Clifford Hudson


APPLE SLICES
SONIC
WO


Mocha Chip
Java Chiller
Smile Tray

see

It may be a quick bite on the run or just dinner after the big game, but who says it can't be fun too? At Sonic, the fun starts with a menu loaded with things you can't find anyplace else, and we keep it going with classic Carhop service curbside or on the patio.



Mocha Chip
Java Chiller
Smile Tray

see smiles

Consumers today are pulled in different directions as they determine how and where to spend their dining dollars. We know a big part of their decision revolves around choice, and Sonic has built its reputation with a diverse menu that provides all the things you would expect, such as great burgers, along with healthier alternatives like salads and wraps, wheat buns, and apple slices and bananas as optional side items. Going well beyond the standard fare, however, Sonic offers signature choices like our famous Tater Tots, fresh-made Onion Rings, and awesome drinks, shakes and desserts, like our new line of Limeade Chillers. And there's more where that came from – creations like our Extra-Long Coney with Chili and Cheese or just about anything else you could imagine to top it off. In fact, almost everything at Sonic can be customized to suit any taste or preference, and Sonic's menu is available all day long – morning, noon and night – to give customers more variety for meals or snacks.

Still, the current recession, with its adverse impact on sales, has been a humbling experience for most companies. It also has been instructive to those willing to recognize its signs for the present and future, revealing among other things that consumers not only have become more careful with their dollars, they also have developed higher expectations for what those hard-earned dollars should buy. For restaurant companies, this means good food, fast service and order accuracy are paramount. Now, more than ever, value has become an essential element in the consumer's decision-making process – in many instances an outright qualifying factor.

To stay in the game with these budget-sensitive customers, Sonic implemented an Everyday Value Menu at the end of 2008 to offer economy-sized portions of 11 unique items that appeal at all day parts. The addition of these selections, combined with the success of Happy Hour and other product promotions, enabled Sonic to maintain relatively level customer traffic throughout the past year against a backdrop of declining traffic overall for the QSR segment during that same time. Over the long run, our strong line-up of premium, distinctive products and combo meals will work to increase check amounts, giving us additional strength at both ends of the spectrum.

At Sonic, we know what drives our customers. We know that choice matters. We can see it on their smiling faces.



To the frenzied delight *of both Bay Staters and one extraordinarily passionate customer from Maine, Sonic marked its expansion into Massachusetts with the opening of this drive-in in Peabody on August 26, 2009.*

see

Long a traditional favorite in southern climes, Sonic continues to grow its presence in new markets across northern states, opening to enthusiastic crowds often waiting hours for a first chance to experience a Sonic Drive-In.


SONIC
SONIC
ENTER


SONIC
SONIC
ENTER

e see potential

Sonic's stronghold may be in southern states, but try telling that to the good folks of Massachusetts, New York or the 11 other northern states that Sonic has entered in the last four years. In all of these places, our openings consistently have drawn huge crowds of hungry diners who traveled far, waited for hours, and navigated traffic-controlled grand openings to get their very first glimpse of a skating Sonic Carhop, their first taste of our unique style of fast food, and a great feel for the drive-in experience that is quintessentially Sonic.

The pace of drive-in openings in fiscal 2009 did not match previous years, slowed by the recession and a dramatic contraction in the credit markets. Still, our franchisees – the driving force behind our brand's growth – opened 130 new Sonic Drive-Ins last year compared with 140 drive-ins in fiscal 2008, still above the industry average from a percentage-growth perspective. With substantial opportunities for domestic expansion, we look forward to continued growth.

Sonic's development program makes several important statements about the potential of the brand. First, the kind of fanatical enthusiasm we see at each new drive-in opening underscores the strategic value of our media spending, especially for national cable advertising. This reaches cities and towns across America to plant seeds of interest in our future markets, raise brand awareness and create pent-up demand that is not quickly satisfied. In fact, the average opening volume in new markets was approximately $2 million for fiscal 2009, well ahead of our system average of $1.1 million for the year – our latest new market opening in Peabody, Mass., hit $1.0 million in sales in a record 51 days! Importantly, many of these new-market openings maintain an above-average sales pace long after the novelty of being the latest new restaurant in town wears off.

Another take-away from our development program is that cold weather, thought by some to be an impediment to drive-in operations across the northern states, is not the significant factor it was once made out to be. Neither is the size of the town important, for we are a neighborhood establishment, succeeding just as easily in a small town in Washington or a suburb of Chicago. It validates our belief that, with drive-ins in 42 states, we are within striking distance of making Sonic a true national brand, and demonstrates that Sonic can open just about anywhere. And that means potential down the road!


YOU SIP. KIDS LEARN.
SONIC
LIMEADES for LEARNING
WO

Liz and Gary Simons, *Sonic franchisees for 30 years and operators of Sonic Drive-Ins in the Kansas City area, along with their crew bound for the 2009 Dr Pepper Sonic Games.*



e see

Given the extraordinary success Sonic has experienced in opening new markets, it's easy to see why new and existing franchisees continue to commit energy and capital to expansion, and to develop the next generation of franchise leadership.



e see passion

From its earliest years, Sonic has been a franchise-driven organization. We quickly realized that nothing ignites passion in an individual like true ownership – being fully invested in a business and putting everything on the line. That kind of passion leads to improved operational execution and typically stronger sales, characteristics that continue to define our franchisees. It drives them to excel, and it helps account for the continued enthusiasm demonstrated by our franchisees in maintaining a solid level of new drive-in openings in the face of challenging conditions in the credit markets.

It's not surprising then that our franchise drive-ins typically have outperformed our partner drive-ins, and this has been the case especially since the middle of fiscal 2008. In response, we have borrowed a few pages from our franchisees' playbook, implementing several operational changes to help close that gap, including the simplification of incentive compensation plans to better mirror the sense of ownership seen on the franchise side of our business. We also have restructured our partner drive-in organization, bringing in new, seasoned management to oversee its operations.

The most ambitious step we have taken to lay the groundwork for improved performance was our decision a year ago to slow the pace of partner drive-in development and refranchise a number of drive-ins. By selling these units to new and existing franchisees, we saw an opportunity to reduce operational risk and allow for greater management focus on the remaining partner drive-ins. Our goal was to increase the mix of franchise drive-ins from 80% to at least 86% of the chain, and we anticipated that this initiative would require two or more years to complete.

In fact, it took only one year for us to reach our objective. Because of strong interest among our franchisees to participate in this program, we were able to raise the mix of franchised drive-ins to approximately 87% of the chain as of August 31, 2009.

The long-term success of our brand explains why franchisees remain so enthusiastic about Sonic's future prospects, and this passion is contagious. It propels the prosperity of hundreds of small business owners, sustains a solid level of drive-in development given current economic conditions, draws increasingly experienced and qualified talent to the brand, and inspires countless carhops and cooks to become the next generation of passionate Sonic owners.


we


SONIC

e see

In a time of look-alike fast-food places, all serving similar versions of the same food at the usual walk-up counters, Sonic delivers great food and service in a unique setting for a distinctive experience that few other QSR concepts can match.


SONIC

see promise

If current economic pressures raise the bar in the minds of consumers for satisfying food quality and service excellence for all QSR concepts, how does one stand out in a marketplace crowded with equally strong competitors? All things being equal, it comes down to the brand experience. Where would consumers rather go – not only to find a quick-service meal, but also to enjoy the time spent doing it?

The Sonic experience, with drive-in dining, service on the patio, or carryout in the drive-thru lane in many places, is like no other in QSR. It's a fusion of fast-food's origins with all the speed and convenience of the 21st century. It provides the quick stop if that's what you want, or a place to linger with family or friends to celebrate the simple joys of another day. Add to that our incomparable Carhop service, which provides a level of personal service and follow-up that cannot be matched by indifferent counter service, and you have a dining experience that's so distinctive it has helped us develop the most loyal customer base in the QSR industry.

To keep this momentum going and retain a decided edge in brand experience, we know that more work lies ahead. We want to get better at what we do best. Over the coming year, we will continue to develop promotions and introduce new products that underscore the compelling choices we offer to consumers. These efforts will focus on Sonic's highly differentiated products, including our Coneys, Tater Tots and fresh-made Onion Rings, and will capitalize on our leadership position in drinks and desserts – all within a framework that stresses quality, consistency and speed of service.

One of the most unique ways we can move Sonic forward – beyond our renewed emphasis on quality food and distinctive products – is to continue to leverage the brand differentiation derived from our signature Carhop service, particularly with greater emphasis on skating. Skating Carhops increase the entertainment value of the Sonic experience and resonate with customers in creating a more satisfying dining occasion. As an added benefit, this translates into better drive-in performance from a sales and profit perspective.

So in the coming year, you'll see more skating Carhops at Sonic Drive-Ins than ever before as we push this aspect of our service model, and with this, we expect to see even greater loyalty and satisfaction from our customers. Skating Carhops: giving a whole new meaning to the term "Joy Ride," we promise.

Sonic at a glance.

Drive-Ins System-wide



3,600
3,000
2,400
1,800
1,200
600
04
09

Total Revenues
(in millions)



$800
700
600
500
400
300
200
100
04
09

System-wide Average Sales Per Drive-In
(in thousands)



$1,200
1,000
800
600
400
200
04
09

Net Income Per Diluted Share



$0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
04
09*

System-wide Marketing Expenditures
(in millions)
■ National Cable ■ Total



$200
150
100
50
04
09

* Excludes special items of $0.09 net associated with refranchising gains, impairment provisions, and debt purchase.

System-wide Drive-In Locations


8
1
12
19
4
4
7
6
7
2
1
14
29
23
23
83
136
46
20
9
42
41
29
1
4
206
5
55
85
228
96
268
97
71
195
74
122
110
124
171
950
116
New states entered since 2005


48%
13%
17%
22%
Sonic Day Part Mix
48% Lunch/Dinner
22% Afternoon
17% After Dinner
13% Morning


71%
16%
6%
7%
QSR Day Part Mix
71% Lunch/Dinner
7% Afternoon
6% After Dinner
16% Morning

Selected Financial Data

The following table sets forth selected financial data regarding the company's financial condition and operating results. One should read the following information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the company's Consolidated Financial Statements included elsewhere in this report.

(In thousands, except per share data)	Year ended August 31, 2009	2008	2007	2006[1]	2005[1]
Income Statement Data:					
Partner Drive-In sales	$ 567,436	$ 671,151	$ 646,915	$ 585,832	$ 525,988
Franchise Drive-Ins:					
Franchise royalties	126,706	121,944	111,052	98,163	88,027
Franchise fees	5,006	5,167	4,574	4,747	4,311
Gain on sale of Partner Drive-Ins	13,154	3,044	732	–	–
Other	6,487	3,407	7,196	4,520	4,740
Total revenues	718,789	804,713	770,469	693,262	623,066
Cost of Partner Drive-In sales	480,227	548,102	520,176	468,627	421,906
Selling, general and administrative	63,358	61,179	58,736	52,048	47,503
Depreciation and amortization	48,064	50,653	45,103	40,696	35,821
Provision for impairment of long-lived assets	11,163	571	1,165	264	387
Total expenses	602,812	660,505	625,180	561,635	505,617
Income from operations	115,977	144,208	145,289	131,627	117,449
Interest expense, net	35,657	47,927	44,406	7,578	5,785
Income before income taxes	$ 80,320	$ 96,281	$ 100,883	$ 124,049	$ 111,664
Net income	$ 49,442	$ 60,319	$ 64,192	$ 78,705	$ 70,443
Income per share [2]:					
Basic	$ 0.81	$ 1.00	$ 0.94	$ 0.91	$ 0.78
Diluted	$ 0.81	$ 0.97	$ 0.91	$ 0.88	$ 0.75
Weighted average shares used in calculation [2]:					
Basic	60,761	60,403	68,019	86,260	89,992
Diluted	61,238	62,270	70,592	89,239	93,647
Balance Sheet Data:					
Working capital (deficit)	$ 84,813	$ (13,115)	$ (40,784)	$ (35,585)	$ (30,093)
Property, equipment and capital leases, net	523,938	586,245	529,993	477,054	422,825
Total assets	849,041	836,312	758,520	638,018	563,316
Obligations under capital leases (including current portion)	39,461	37,385	39,318	36,625	38,525
Long-term debt (including current portion)	699,550	759,422	710,743	122,399	60,195
Stockholders' equity (deficit)	(4,268)	(64,116)	(106,802)	391,693	387,917
Cash dividends declared per common share	–	–	–	–	–

(1) Previously reported prior-year results have been adjusted to implement SFAS 123R on a modified retrospective basis.
(2) Adjusted for a three-for-two stock split in 2006.

Overview

Description of the Business. Sonic operates and franchises the largest chain of drive-in restaurants in the United States. As of August 31, 2009, the Sonic system was comprised of 3,544 drive-ins, of which 13% were Partner Drive-Ins and 87% were Franchise Drive-Ins. Sonic Drive-Ins feature signature menu items such as specialty drinks and frozen desserts, made-to-order sandwiches and a unique breakfast menu. The company derives revenues primarily from Partner Drive-In sales and royalties from franchisees. The company also receives revenues from initial franchise fees and, to a lesser extent, from the selling and leasing of signs and real estate.

Costs of Partner Drive-In sales, including minority interest in earnings of drive-ins, relate directly to Partner Drive-In sales. Other expenses, such as depreciation, amortization, and general and administrative expenses, relate to the company's franchising operations, as well as Partner Drive-In operations. Our revenues and expenses are directly affected by the number and sales volumes of Partner Drive-Ins. Our revenues and, to a lesser extent, expenses also are affected by the number and sales volumes of Franchise Drive-Ins. Initial franchise fees and franchise royalties are directly affected by the number of Franchise Drive-In openings.

Overview of Business Performance. Fiscal year 2009 was a challenging year marked by economic disruptions and constrained consumer discretionary spending. In response to these and other challenges, we made progress against a number of initiatives during the year. In January 2009, we introduced the Sonic Everyday Value Menu featuring 11 items for $1. We also made significant progress against our refranchising initiative evidenced by the sale of 205 Partner Drive-Ins to franchisees during the year. Partner Drive-Ins now comprise 13% of the entire system, down from 20% at the beginning of the fiscal year.

Investments by franchisees in new and existing development remained solid throughout the year, with the opening of 130 new drive-ins, the relocation or rebuilding of 46 existing drive-ins, and the completion of 337 retrofits for the fiscal year. We also opened the first Sonic Drive-Ins in several new markets and new states with very strong opening results.

The growth and success of our business is built around implementation of our multi-layered growth strategy, which features the following components:

- Same-store sales growth fueled by increased media expenditures, new product news, improved sales performance of Partner Drive-Ins and product and service differentiation initiatives;
- Expansion of the Sonic brand through new unit growth, particularly by franchisees;
- Increased franchising income stemming from franchisee new unit growth, same-store sales growth and our unique ascending royalty rate; and
- The use of excess cash for shareholder value-enhancing initiatives.

The following table provides information regarding the number of Partner Drive-Ins and Franchise Drive-Ins in operation as of the end of the years indicated as well as the system-wide growth in sales and average unit volume. System-wide information includes both Partner Drive-In and Franchise Drive-In information, which we believe is useful in analyzing the growth of the brand as well as the company's revenues since franchisees pay royalties based on a percentage of sales.

	System-wide Performance Year Ended August 31,		
($ in thousands)	2009	2008	2007
Percentage increase in sales	0.7%	5.6%	8.6%
System-wide drive-ins in operation [1]:			
Total at beginning of period	3,475	3,343	3,188
Opened	141	169	175
Closed (net of re-openings)	(72)	(37)	(20)
Total at end of period	3,544	3,475	3,343
Average sales per drive-in:	$ 1,093	$ 1,125	$ 1,109
Change in same-store sales [2]:	(4.3%)	0.9%	3.1%

(1) Drive-ins that are temporarily closed for various reasons (repairs, remodeling, relocations, etc.) are not considered closed unless the company determines that they are unlikely to reopen within a reasonable time.

(2) Represents percentage change for drive-ins open for a minimum of 15 months.

System-wide same-store sales decreased 4.3% during fiscal year 2009 primarily as a result of a decrease in the average check amount. The decrease in check is consistent with an industry trend of consumers purchasing fewer items per transaction and purchasing lower-priced items, such as items from our Everyday Value Menu. The company has initiated strategies to offset this trend including offering a free upgrade to a 44 ounce drink with the purchase of a combo meal during the summer of 2009 and increasing the discount percentage when consumers purchase a combo meal versus the ala carte menu pricing.

During fiscal year 2009, our system-wide media expenditures were approximately $184 million as compared to $190 million in fiscal year 2008. Approximately one-half of our media dollars are spent on system-wide marketing fund efforts, which are largely used for network cable television advertising. Expenditures for national cable advertising increased from approximately $95 million in fiscal year 2008 to approximately $96 million in fiscal year 2009. Increased network cable advertising provides several benefits including the ability to more effectively target and better reach the cable audience, which surpasses broadcast networks in terms of viewers. In addition, national cable advertising allows us to bring additional depth to our media and expand our message beyond our traditional emphasis on a single monthly promotion. The balance of our system-wide media expenditures is focused on local store advertising. Looking forward, we expect system-wide media expenditures to exceed $178 million in fiscal 2010, with the system-wide marketing fund representing approximately one-half of total media expenditures.

The following table provides information regarding drive-in development across the system. Retrofits represent investments to upgrade the exterior look of our drive-ins, typically including an upgraded building exterior, new more energy-efficient lighting, a significantly enhanced patio area, and improved menu housings.

	Year Ended August 31,		
	2009	2008	2007
New drive-ins:			
Partner	11	29	29
Franchise	130	140	146
System-wide	141	169	175
Rebuilds/relocations:			
Partner	4	5	7
Franchise	46	64	35
System-wide	50	69	42
Retrofits, including rebuilds/relocations:			
Partner	24	167	175
Franchise	383	800	316
System-wide	407	967	491

Results of Operations

Revenues. The following table sets forth the components of revenue for the reported periods and the relative change between the comparable periods.

	Revenues Year Ended August 31,			Percent
($ in thousands)	2009	2008	Increase/ (Decrease)	Increase/ (Decrease)
Revenues:				
Partner Drive-In sales	$ 567,436	$ 671,151	$ (103,715)	(15. 5)%
Franchise revenues:				
Franchise royalties	126,706	121,944	4,762	3.9
Franchise fees	5,006	5,167	(161)	(3.1)
Gain on sale of Partner Drive-Ins	13,154	3,044	10,110	332.1
Other	6,487	3,407	3,080	90.4
Total revenues	$ 718,789	$ 804,713	$ (85,924)	(10.7)

($ in thousands)	Revenues Year Ended August 31, 2008	2007	Increase/ (Decrease)	Percent Increase/ (Decrease)
Revenues:				
Partner Drive-In sales	$ 671,151	$ 646,915	$ 24,236	3.8%
Franchise revenues:				
Franchise royalties	121,944	111,052	10,892	9.8
Franchise fees	5,167	4,574	593	13.0
Gain on sale of Partner Drive-Ins	3,044	732	2,312	315.8
Other	3,407	7,196	(3,789)	(52.7)
Total revenues	$ 804,713	$ 770,469	$ 34,244	4.4

The following table reflects the changes in Partner Drive-In sales and comparable drive-in sales. It also presents information about average unit volumes and the number of Partner Drive-Ins, which is useful in analyzing the growth of Partner Drive-In sales.

($ in thousands)	Partner Drive-In Sales Year ended August 31, 2009	2008	2007
Partner Drive-In sales	$ 567,436	$ 671,151	$ 646,915
Percentage change	(15.5%)	3.8%	10.4%
Partner Drive-Ins in operation [(1)]:			
Total at beginning of period	684	654	623
Opened	11	29	29
Acquired from (sold to) franchisees, net	(205)	6	5
Closed	(15)	(5)	(3)
Total at end of period	475	684	654
Average sales per Partner Drive-In	$ 954	$ 1,007	$ 1,017
Percentage change	(5.3%)	(1.0%)	3.8%
Change in same-store sales [(2)]	(6.4%)	(1.6%)	2.5%

(1) Drive-ins that are temporarily closed for various reasons (repairs, remodeling, relocations, etc.) are not considered closed unless the company determines that they are unlikely to reopen within a reasonable time.

(2) Represents percentage change for drive-ins open for a minimum of 15 months.

For fiscal year 2009, the decrease in Partner Drive-In revenues was largely driven by the decline in same-store sales for existing drive-ins and the refranchising of 205 Partner Drive-Ins. As a result of the refranchising, Partner Drive-Ins now comprise 13% of the entire system compared to 20% in fiscal 2008.

During fiscal year 2009, same-store sales at Partner Drive-Ins declined 6.4%, as compared to the 4.3% decrease for the system. To counteract this decline, the company implemented initiatives designed to provide a unique and high quality customer service experience with the goal of improving same-store sales. These initiatives include restructuring the Partner Drive-In organization, simplifying incentive compensation plans for store-level management, implementing a customer service satisfaction measurement tool, and implementing a more effective pricing tool at the drive-in level. These efforts are expected to have a positive impact on Partner Drive-In sales going forward.

During fiscal year 2008, Partner Drive-In sales increased 3.8%. The increase was comprised of sales from newly constructed drive-ins and acquired drive-ins, offset by the decrease in sales from lower same-store sales.

The following table reflects the growth in franchise income (franchise royalties and franchise fees) as well as franchise sales, average unit volumes and the number of Franchise Drive-Ins. While we do not record Franchise Drive-In sales as revenues, we believe this information is important in understanding our financial performance since these sales are the basis on which we calculate and record franchise royalties. This information is also indicative of the financial health of our franchisees.

	Franchise Information		
	Year ended August 31,		
($ in thousands)	2009	2008	2007
Franchise fees and royalties [1]	$ 131,712	$ 127,111	$ 115,626
Percentage increase	3.6%	9.9%	12.4%
Franchise Drive-Ins in operation [2]:			
Total at beginning of period	2,791	2,689	2,565
Opened	130	140	146
Acquired from (sold to) company, net	205	(6)	(5)
Closed	(57)	(32)	(17)
Total at end of period	3,069	2,791	2,689
Franchise Drive-In sales	$ 3,269,930	$ 3,139,996	$ 2,961,168
Percentage increase	4.1%	6.0%	8.2%
Effective royalty rate	3.87%	3.88%	3.75%
Average sales per Franchise Drive-In	$ 1,122	$ 1,154	$ 1,132
Change in same-store sales [3]	(3.9%)	1.4%	3.3%

(1) See Revenue Recognition Related to Franchise Fees and Royalties in the Critical Accounting Policies and Estimates section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

(2) Drive-ins that are temporarily closed for various reasons (repairs, remodeling, relocations, etc.) are not considered closed unless the company determines that they are unlikely to reopen within a reasonable time.

(3) Represents percentage change for drive-ins open for a minimum of 15 months.

Franchise royalties experienced a 4.1% increase related primarily to royalties from new and refranchised drive-ins. This increase was offset by the impact of the decline in same-store sales at Franchise Drive-Ins.

Franchisees opened 130 new drive-ins in fiscal year 2009, down from 140 new drive-ins in fiscal year 2008. However, franchisee investment in existing drive-ins remained strong during fiscal year 2009, including the relocation or rebuild of 46 drive-ins (versus 64 in the prior year) and the retrofit of 337 drive-ins (versus 800 in fiscal year 2008). Franchise fees decreased 3.1% to $5.0 million as a result of fewer Franchise Drive-In openings, in addition to a decline in fees associated with the termination of area development agreements.

The company recognized a $13.2 million gain from the refranchising of 205 Partner Drive-Ins during fiscal year 2009. We retained a minority ownership interest in the operations of 88 of the refranchised drive-ins.

Other income increased 90.4% to $6.5 million in fiscal year 2009 from $3.4 million in fiscal year 2008. The increase relates primarily from rental revenue on refranchised drive-ins in which the company retained ownership of real estate.

Operating Expenses. The following table presents the overall costs of drive-in operations as a percentage of Partner Drive-In sales. Minority interest in earnings of Partner Drive-Ins is included as a part of cost of sales, in the table below, since it is directly related to Partner Drive-In operations.

	Restaurant-Level Margins Year ended August 31,		Percentage points Increase/
	2009	2008	(Decrease)
Costs and expenses:			
Partner Drive-Ins:			
Food and packaging	27.6%	26.5%	1.1
Payroll and other employee benefits	32.2	31.1	1.1
Minority interest in earnings of Partner Drive-Ins	2.7	3.3	(0.6)
Other operating expenses	22.1	20.9	1.2
	84.6%	81.8%	2.8

	Year ended August 31,		Percentage points Increase/
	2008	2007	(Decrease)
Costs and expenses:			
Partner Drive-Ins:			
Food and packaging	26.5%	25.7%	0.8
Payroll and other employee benefits	31.1	30.4	0.7
Minority interest in earnings of Partner Drive-Ins	3.3	4.1	(0.8)
Other operating expenses	20.9	20.1	0.8
	81.8%	80.3%	1.5

Restaurant-level margins declined overall in fiscal year 2009 as a result of higher commodity prices, higher labor costs driven by minimum wage increases and the de-leveraging impact of lower same-store sales. These negative impacts were offset by the decline in minority partners' share of earnings reflecting the margin pressures described above. During the year, the pressure on commodity costs began to subside and turned favorable in the fourth quarter. Looking forward, the company expects the commodity costs to be favorable in fiscal year 2010. However, the minimum wage increase that was effective in July 2009 will continue to pressure labor costs.

Selling, General and Administrative ("SG&A"). SG&A expenses increased 3.6% to $63.4 million during fiscal year 2009 and 4.2% to $61.2 million during fiscal year 2008 reflecting, in part, ongoing efforts to manage expenses with slowing revenue growth. Salary and health insurance increases were the primary contributor to the increase for fiscal year 2009. Stock-based compensation is included in SG&A, and, as of August 31, 2009, total remaining unrecognized compensation cost related to unvested stock-based arrangements was $12.2 million and is expected to be recognized over a weighted average period of 1.1 years. See Note 1 and Note 13 of the Notes to the Consolidated Financial Statements for additional information regarding our stock-based compensation.

Depreciation and Amortization. Depreciation and amortization expense decreased 5.1% to $48.1 million in fiscal year 2009 primarily as a result of refranchising Partner Drive-Ins. Depreciation and amortization expense increased 12.3% to $50.7 million in fiscal year 2008 primarily as a result of additional capital expenditures for newly-constructed Partner Drive-Ins, the retrofit and relocation of existing Partner Drive-Ins and the acquisition of Franchise Drive-Ins. Capital expenditures during fiscal year 2009 were $36.1 million. For fiscal year 2010, capital expenditures are expected to be approximately $30 to $40 million.

Provision for Impairment of Long-Lived Assets. We assess drive-in assets for impairment on a quarterly basis under the guidelines of SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Based on the company's analysis, we recorded a provision of $11.2 million in fiscal year 2009 to reduce the carrying cost of the related operating assets to an estimated fair value. This provision was attributable to the declining trend in Partner Drive-Ins sales and profits that occurred throughout fiscal year 2009. We continue to perform quarterly analyses of certain underperforming drive-ins. It is reasonably possible that the estimate of future cash flows associated with these drive-ins could change in the future resulting in the need to write-down assets associated with one or more of these drive-ins to fair value. While it is impossible to predict if future write-downs will occur, we do not believe that future write-downs will impede our ability to grow earnings.

Interest Expense and Other Expense, Net. Net interest expense decreased $12.3 million to $35.7 million in fiscal year 2009 and increased $3.5 million to $47.9 million in fiscal year 2008. The primary cause for the decrease in fiscal year 2009 is the $6.4 million gain from the early extinguishment of debt that resulted from purchasing $25.0 million of the company's fixed rate notes at a discount. Excluding the gain, the $5.9 million decrease in net interest expense relates to the reduction in debt due to scheduled amortization payments on our fixed rate notes and a declining rate on our variable rate notes. The increase in fiscal year 2008 is the result of interest on increased borrowings primarily used to fund share repurchases earlier in the year and drive-in acquisitions from franchisees.

Income Taxes. The provision for income taxes decreased for fiscal year 2009 with an effective federal and state tax rate of 38.4% compared with 37.4% in fiscal year 2008 and 36.4% in fiscal year 2007. The higher rate in fiscal year 2009 related to an increase in the valuation allowance of state net operating losses offset by a reduction in the liability for unrecognized tax benefits. Our tax rate may continue to vary significantly from quarter to quarter depending on the timing of option exercises and dispositions by option-holders, changes to uncertain tax positions and as circumstances on individual tax matters change.

Financial Position

During fiscal year 2009, current assets increased 103.3% to $202.1 million compared to $99.4 million as of the end of fiscal year 2008. Cash balances increased by $93.3 million primarily as a result of refranchising Partner Drive-Ins and advances under the company's variable funding notes. During fiscal year 2009, noncurrent assets decreased 12.2% to $646.9 million compared to $736.9 million as of the end of fiscal year 2008. The decrease was primarily the result of a $62.3 million reduction of net property and equipment and a decrease of $29.5 million in goodwill, resulting from depreciation and the refranchising of Partner Drive-Ins.

Total liabilities decreased $47.1 million or 5.2% during fiscal year 2009 compared to fiscal year 2008 primarily due to a $59.9 million decrease in long-term debt which resulted from payments on the company's fixed rate notes.

Stockholders' deficit decreased $59.8 million or 93.3% during fiscal year 2009. Earnings of $49.4 million, along with $10.4 million for the combination of stock compensation and the proceeds and related tax decrement from the exercise of stock options, decreased the stockholders' deficit.

Liquidity and Sources of Capital

Operating Cash Flows. Net cash provided by operating was $88.7 million in fiscal year 2009 as compared to $127.1 million in fiscal year 2008. This decrease generally resulted from a decrease in operating results as reflected by the decrease in net income.

Investing Cash Flows. Net cash provided by investing activities was $51.5 million in fiscal year 2009 as compared to net cash used in investing activities of $107.1 million in fiscal year 2008. The purchase of property and equipment was more than offset by the proceeds from the disposition of Partner Drive-In assets due to refranchising. During fiscal year 2009, we opened 11 newly constructed Partner Drive-Ins and sold 205 drive-ins to franchisees. We also purchased the real estate for nine of the 11 newly constructed drive-ins. The following table sets forth the components of our investments in capital additions for fiscal year 2009 (in millions):

New Partner Drive-Ins, including drive-ins under construction	$	18.6
Retrofits, drive-thru additions and LED signs in existing drive-ins		5.5
Rebuilds, relocations and remodels of existing drive-ins		4.5
Replacement equipment for existing drive-ins and other		7.5
Total investing cash flows for capital additions	$	36.1

Financing Cash Flows. Net cash used in financing activities was $46.9 million in fiscal year 2009 as compared to $1.2 million in fiscal year 2008. The increase in cash used for financing activities in fiscal year 2009 primarily relates to the net repayment of long-term debt compared to net borrowings in fiscal year 2008. The company has a securitized financing facility of Variable Funding Notes that provides for the issuance of up to $200.0 million in borrowings and certain other credit instruments, including letters of credit. As of August 31, 2009, our outstanding balance under the Variable Funding Notes totaled $187.3 million at an effective borrowing rate of 1.4%, as well as $0.3 million in outstanding letters of credit. During fiscal year 2009, upon request of the company to draw down the remaining $12.3 million in Variable Funding Notes from one of the lenders, the lender, which had previously filed for Chapter 11 bankruptcy, notified the company that it could not meet its obligation. The company no longer considers the $12.3 million to be available.

Despite recent challenges with Partner Drive-In operations, operating cash flows remain healthy, and we believe that cash flows from operations, along with existing cash balances, will be adequate for mandatory repayment of any long-term debt and funding of planned capital expenditures in fiscal year 2010. See Note 10 of the Notes to Consolidated Financial Statements for additional information regarding our long-term debt.

Our variable and fixed rate notes are subject to a series of covenants and restrictions customary for transactions of this type, including (i) required actions to better secure collateral upon the occurrence of certain performance-related events, (ii) application of certain disposition proceeds as note prepayments after a set time is allowed for reinvestment, (iii) maintenance of specified reserve accounts, (iv) maintenance of certain debt service coverage ratios, (v) optional and mandatory prepayments upon change in control, (vi) indemnification payments for defective or ineffective collateral, and (vii) covenants relating to recordkeeping, access to information and similar matters. The notes are also subject to customary rapid amortization events and events of default. Although management does not anticipate an event of default or any other event of noncompliance with the provisions of the debt, if such an event occurred, the unpaid amounts outstanding could become immediately due and payable. See Note 1 – Restricted Cash of the Notes to Consolidated Financial Statements for additional information regarding restrictions on cash.

We plan capital expenditures of approximately $30 to $40 million in fiscal year 2010. These capital expenditures primarily relate to the development of additional Partner Drive-Ins, retrofit of existing Partner Drive-Ins and other drive-in level expenditures. We expect to fund these capital expenditures through cash flow from operations as well as cash on hand.

As of August 31, 2009, our unrestricted cash balance of $137.6 million reflected the impact of the cash generated from operating activities, borrowing activity, refranchising, and capital expenditures mentioned above. We believe that existing cash and funds generated from operations, as well as borrowings under the Variable Funding Notes, will meet our needs for the foreseeable future.

Off-Balance Sheet Arrangements

The company has obligations for guarantees on certain franchisee loans and lease agreements. See Note 17 of the Notes to Consolidated Financial Statements for additional information about these guarantees. Other than such guarantees and various operating leases, which are disclosed more fully in "Contractual Obligations and Commitments" below and Note 7 to our Consolidated Financial Statements, the company has no other material off-balance sheet arrangements.

Contractual Obligations and Commitments

In the normal course of business, Sonic enters into purchase contracts, lease agreements and borrowing arrangements. Our commitments and obligations as of August 31, 2009 are summarized in the following table:

	Payments Due by Period				
(In thousands)	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Contractual Obligations					
Long-term debt [1]	$ 777,269	$ 80,789	$ 204,162	$ 492,235	$ 83
Capital leases	55,375	5,861	11,174	10,849	27,491
Operating leases	189,335	11,909	23,198	22,206	132,022
Total	$ 1,021,979	$ 98,559	$ 238,534	$ 525,290	$ 159,596

(1) The fixed-rate interest payments included in the table above assume that the related notes will be outstanding for the expected six-year term, and all other fixed-rate notes will be held to maturity. Interest payments associated with variable-rate debt have not been included in the table. Assuming the amounts outstanding under the variable-rate notes as of August 31, 2009 are held to maturity, and utilizing interest rates in effect at August 31, 2009, the interest payments will be approximately $3 million on an annual basis through December 2013.

Impact of Inflation

We have experienced impact from inflation. Inflation has caused increased food, labor and benefits costs and has increased our operating expenses. To the extent permitted by competition, increased costs are recovered through a combination of menu price increases and reviewing, then implementing, alternative products or processes, or by implementing other cost reduction procedures.

Critical Accounting Policies and Estimates

The Consolidated Financial Statements and Notes to Consolidated Financial Statements included in this document contain information that is pertinent to management's discussion and analysis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to use its judgment to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. These assumptions and estimates could have a material effect on our financial statements. We evaluate our assumptions and estimates on an ongoing basis using historical experience and various other factors that are believed to be relevant under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We annually review our financial reporting and disclosure practices and accounting policies to ensure that our financial reporting and disclosures provide accurate and transparent information relative to the current economic and business environment. We believe that of our significant accounting policies (see Note 1 of Notes to Consolidated Financial Statements), the following policies involve a higher degree of risk, judgment and/or complexity.

Impairment of Long-Lived Assets. We review Partner Drive-In assets for impairment when events or circumstances indicate they might be impaired. We test for impairment using historical cash flows and other relevant facts and circumstances as the primary basis for our estimates of future cash flows. This process requires the use of estimates and assumptions, which are subject to a high degree of judgment. These impairment tests require us to estimate fair values of our drive-ins by making assumptions regarding future cash flows and other factors. During fiscal year 2009, we reviewed Partner Drive-Ins and other long-lived assets with combined carrying amounts of $52 million in property, equipment and capital leases for possible impairment, and our cash flow assumptions resulted in impairment charges totaling $11.2 million to write down certain assets to their estimated fair value.

We assess the recoverability of goodwill and other intangible assets related to our brand and drive-ins at least annually and more frequently if events or changes in circumstances occur indicating that the carrying amount of the asset may not be recoverable. Goodwill impairment testing first requires a comparison of the fair value of each reporting unit to the carrying value. We estimate fair value based on a comparison of two approaches: discounted cash flow analyses and a market multiple approach. The discounted estimates of future cash flows include significant management assumptions such as revenue growth rates, operating margins, weighted average cost of capital, and future economic and market conditions. In addition, the market multiple approach includes significant assumptions such as the use of recent historical market multiples to estimate future market pricing. These assumptions are significant factors in calculating the value of the reporting units and can be affected by changes in consumer demand, commodity pricing, labor and other operating costs, our cost of capital and our ability to identify buyers in the market. If the carrying value of the reporting unit exceeds fair value, goodwill is considered impaired. The amount of the impairment is the difference between the carrying value of the goodwill and the "implied" fair value, which is calculated as if the reporting unit had just been acquired and accounted for as a business combination.

During the fourth quarter of fiscal year 2009, we performed our annual assessment of recoverability of goodwill and other intangible assets and determined that no impairment was indicated. As of the 2009 impairment testing date, the fair value of the Partner Drive-In reporting unit exceeded the carrying value by approximately 15%. The carrying value of goodwill as of August 31, 2009, was $76.3 million, all of which was allocated to the Partner Drive-In reporting unit. If cash flows generated by our Partner Drive-Ins were to decline significantly in the future or there were negative revisions to key assumptions, we may be required to record impairment charges to reduce the carrying amount of goodwill.

Ownership Program. Our drive-in philosophy stresses an ownership relationship with supervisors and drive-in managers. Most supervisors and managers of Partner Drive-Ins own an equity interest in the drive-in, which is financed by third parties. Supervisors and managers are neither employees of Sonic nor of the drive-in in which they have an ownership interest.

The minority ownership interests in Partner Drive-Ins of the managers and supervisors are recorded as a minority interest liability on the Consolidated Balance Sheets, and their share of the drive-in earnings is reflected as minority interest in earnings of Partner Drive-Ins in the costs and expenses section of the Consolidated Statements of Income. The ownership agreements contain provisions that give Sonic the right, but not the obligation, to purchase the minority interest of the supervisor or manager in a drive-in. The amount of the investment made by a partner and the amount of the buy-out are based on a number of factors, including primarily the drive-in's financial performance for the preceding 12 months, and are intended to approximate the fair value of a minority interest in the drive-in.

The company acquires and sells minority interests in Partner Drive-Ins from time to time as managers and supervisors buy out and buy in to the partnerships or limited liability companies. If the purchase price of a minority interest that we acquire exceeds the net book value of the assets underlying the partnership interest, the excess is recorded as goodwill. The acquisition of a minority interest for less than book value is recorded as a reduction in purchased goodwill. When the company sells a minority interest, the sales price is typically in excess of the book value of the partnership interest, and the difference is recorded as a reduction of goodwill. If the book value exceeds the sales price, the excess is recorded as goodwill. In either case, no gain or loss is recognized on the sale of the minority ownership interest. Goodwill created as a result of the acquisition of minority interests in Partner Drive-Ins is not amortized but is tested annually for impairment under the provisions of SFAS 142, "Goodwill and Other Intangible Assets."

Revenue Recognition Related to Franchise Fees and Royalties. Initial franchise fees are recognized in income when we have substantially performed or satisfied all material services or conditions relating to the sale of the franchise and the fees are nonrefundable. Area development fees are nonrefundable and are recognized in income on a pro-rata basis when the conditions for revenue recognition under the individual area development agreements are met. Both initial franchise fees and area development fees are generally recognized upon the opening of a Franchise Drive-In or upon termination of the agreement between Sonic and the franchisee.

Our franchisees are required under the provisions of the license agreements to pay royalties to Sonic each month based on a percentage of actual net sales. However, the royalty payments and supporting financial statements are not due until the following month under the terms of our license agreements. As a result, we accrue royalty revenue in the month earned based on estimates of Franchise Drive-Ins sales. These estimates are based on projections of average unit volume growth at Franchise Drive-Ins collected from a majority of Franchise Drive-Ins.

Accounting for Stock-Based Compensation. We account for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). We estimate the fair value of options granted using the Black-Scholes option pricing model along with the assumptions shown in Note 13 of Notes to the Consolidated Financial Statements. The assumptions used in computing the fair value of share-based payments reflect our best estimates, but involve uncertainties relating to market and other conditions, many of which are outside of our control. We estimate expected volatility based on historical daily price changes of the company's stock for a period equal to the current expected term of the options. The expected option term is the number of years the company estimates that options will be outstanding prior to exercise considering vesting schedules and our historical exercise patterns. If other assumptions or estimates had been used, the stock-based compensation expense that was recorded during fiscal year 2009 could have been materially different. Furthermore, if different assumptions are used in future periods, stock-based compensation expense could be materially impacted.

Income Taxes. We estimate certain components of our provision for income taxes. These estimates include, among other items, depreciation and amortization expense allowable for tax purposes, allowable tax credits for items such as wages paid to certain employees, effective rates for state and local income taxes and the tax deductibility of certain other items.

We account for uncertain tax positions under the provisions of Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48") which sets out criteria for the use of judgment in assessing the timing and amounts of deductible and taxable items. Although we believe we have adequately accounted for our uncertain tax positions, from time to time, audits result in proposed assessments where the ultimate resolution may result in us owing additional taxes. We adjust our uncertain tax positions in light of changing facts and circumstances, such as the completion of a tax audit, expiration of a statute of limitations, the refinement of an estimate, and penalty and interest accruals associated with uncertain tax positions until they are resolved. We believe that our tax positions comply with applicable tax law and that we have adequately provided for these matters. However, to the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made.

Our estimates are based on the best available information at the time that we prepare the provision, including legislative and judicial developments. We generally file our annual income tax returns several months after our fiscal year end. Income tax returns are subject to audit by federal, state and local governments, typically several years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws. Adjustments to these estimates or returns can result in significant variability in the tax rate from period to period.

Leases. Certain Partner Drive-Ins lease land and buildings from third parties. Rent expense for operating leases is recognized on a straight-line basis over the expected lease term, including cancelable option periods when it is deemed to be reasonably assured that we would incur an economic penalty for not exercising the options. Judgment is required to determine options expected to be exercised. Certain of our leases have provisions for rent holidays and/or escalations in payments over the base lease term, as well as renewal periods. The effects of the rent holidays and escalations are reflected in rent expense on a straight-line basis over the expected lease term, including cancelable option periods when appropriate. The lease term commences on the date when we have the right to control the use of lease property, which can occur before rent payments are due under the terms of the lease. Contingent rent is generally based on sales levels and is accrued at the point in time we determine that it is probable that such sales levels will be achieved.

Quantitative and Qualitative Disclosures About Market Risk

Sonic's use of debt directly exposes the company to interest rate risk. Floating rate debt, where the interest rate fluctuates periodically, exposes the company to short-term changes in market interest rates. Fixed rate debt, where the interest rate is fixed over the life of the instrument, exposes the company to changes in market interest rates reflected in the fair value of the debt and to the risk that the company may need to refinance maturing debt with new debt at a higher rate. Sonic is also exposed to market risk from changes in commodity prices. Sonic does not utilize financial instruments for trading purposes. Sonic manages its debt portfolio to achieve an overall desired position of fixed and floating rates and may employ interest rate swaps as a tool to achieve that goal in the future.

Interest Rate Risk. Our exposure to interest rate risk at August 31, 2009 is primarily based on the fixed rate notes with an effective rate of 5.7%, before amortization of debt-related costs. At August 31, 2009, the fair value of the fixed rate notes was estimated at $473.3 million versus carrying value of $511.9 million (including accrued interest). The difference between fair value and carrying value is attributable to interest rate decreases subsequent to when the debt was originally issued, more than offset by the increase in credit spreads required by issuers of similar debt instruments in the current market. Should interest rates and/or credit spreads increase or decrease by one percentage point, the estimated fair value of the fixed rate notes would decrease by approximately $11.8 million or increase by approximately $11.4 million, respectively. The fair value estimate required significant assumptions by management as there are few, if any, securitized loan transactions occurring in the current market. Management used market information available for public debt transactions for companies with ratings that are close to or lower than ratings for the company (without consideration for the third-party credit enhancement). Management believes this fair value is a reasonable estimate with the information that is available. The difference between fair value and carrying value is attributable to interest rate decreases subsequent to when the debt was originally issued which is more than offset by the increase in credit spreads required by issuers of similar debt instruments in the current market.

The variable funding notes outstanding at August 31, 2009 totaled $187.3 million, with a variable rate of 1.4%. The annual impact on our results of operations of a one-point interest rate change for the balance outstanding at year-end would be approximately $1.9 million before tax. At August 31, 2009, the fair value of the variable funding notes was estimated at $159.3 million versus carrying value of $187.3 million (including accrued interest). Should credit spreads increase or decrease by one percentage point, the estimated fair value of the variable funding notes would decrease by approximately $5.2 million or increase by approximately $5.1 million, respectively. The company used similar assumptions to value the variable funding notes as were used for the fixed rate notes. The difference between fair value and carrying value is attributable to the increase in credit spreads required by issuers of similar debt instruments in the current market.

We have made certain loans to our franchisees totaling $9.5 million as of August 31, 2009. The interest rates on these notes are generally between 5.0% and 10.5%. We believe the carrying amount of these notes approximates their fair value.

Commodity Price Risk. The company and its franchisees purchase certain commodities such as beef, potatoes, chicken and dairy products. These commodities are generally purchased based upon market prices established with vendors. These purchase arrangements may contain contractual features that limit the price paid by establishing price floors or caps; however, we have not made any long-term commitments to purchase any minimum quantities under these arrangements. We do not use financial instruments to hedge commodity prices because these purchase agreements help control the ultimate cost.

This market risk discussion contains forward-looking statements. Actual results may differ materially from this discussion based upon general market conditions and changes in financial markets.

Consolidated Balance Sheets

(In thousands)	August 31, 2009	2008
Assets		
Current assets:		
Cash and cash equivalents	$ 137,597	$ 44,266
Restricted cash	24,900	14,934
Accounts and notes receivable, net	27,585	29,838
Inventories	3,365	4,553
Prepaid expenses and other	8,685	5,836
Total current assets	202,132	99,427
Noncurrent restricted cash	10,468	11,192
Notes receivable, net	7,679	3,163
Property, equipment and capital leases, net	523,938	586,245
Goodwill, net	76,299	105,762
Trademarks, trade names and other intangibles, net	12,011	12,418
Debt origination costs, net	11,071	16,121
Other assets, net	5,443	1,984
Total assets	$ 849,041	$ 836,312
Liabilities and stockholders' deficit		
Current liabilities:		
Accounts payable	$ 17,174	$ 20,762
Deposits from franchisees	1,833	3,213
Accrued liabilities	34,512	46,200
Income taxes payable	8,156	1,016
Obligations under capital leases and long-term debt due within one year	55,644	41,351
Total current liabilities	117,319	112,542
Obligations under capital leases due after one year	36,516	34,503
Long-term debt due after one year	646,851	720,953
Other noncurrent liabilities	26,116	18,083
Deferred income taxes	26,507	14,347
Commitments and contingencies (Notes 7, 8, 15, 16 and 17)		
Stockholders' deficit:		
Preferred stock, par value $.01; 1,000,000 shares authorized; none outstanding	–	–
Common stock, par value $.01; 245,000,000 shares authorized; shares issued 117,781,040 in 2009 and 117,044,879 in 2008	1,178	1,170
Paid-in capital	219,736	209,316
Retained earnings	649,398	599,956
Accumulated other comprehensive income	(1,500)	(2,191)
	868,812	808,251
Treasury stock, at cost; 56,683,932 shares in 2009 and 56,600,080 shares in 2008	(873,080)	(872,367)
Total stockholders' deficit	(4,268)	(64,116)
Total liabilities and stockholders' deficit	$ 849,041	$ 836,312

See accompanying notes.

Consolidated Statements of Income

(In thousands, except per share data)	Year ended August 31, 2009	2008	2007
Revenues:			
Partner Drive-In sales	$ 567,436	$ 671,151	$ 646,915
Franchise Drive-Ins:			
Franchise royalties	126,706	121,944	111,052
Franchise fees	5,006	5,167	4,574
Gain on sale of Partner Drive-Ins	13,154	3,044	732
Other	6,487	3,407	7,196
	718,789	804,713	770,469
Costs and expenses:			
Partner Drive-Ins:			
Food and packaging	156,521	177,533	166,531
Payroll and other employee benefits	182,740	208,479	196,785
Minority interest in earnings of Partner Drive-Ins	15,351	21,922	26,656
Other operating expenses, exclusive of depreciation and amortization included below	125,615	140,168	130,204
	480,227	548,102	520,176
Selling, general and administrative	63,358	61,179	58,736
Depreciation and amortization	48,064	50,653	45,103
Provision for impairment of long-lived assets	11,163	571	1,165
	602,812	660,505	625,180
Income from operations	115,977	144,208	145,289
Interest expense	43,457	49,946	41,227
Debt extinguishment and other costs	(6,382)	–	6,076
Interest income	(1,418)	(2,019)	(2,897)
Net interest expense	35,657	47,927	44,406
Income before income taxes	80,320	96,281	100,883
Provision for income taxes	30,878	35,962	36,691
Net income	$ 49,442	$ 60,319	$ 64,192
Basic income per share	$ 0.81	$ 1.00	$ 0.94
Diluted income per share	$ 0.81	$ 0.97	$ 0.91

See accompanying notes.

Consolidated Statements of Stockholders' Deficit

(In thousands)	Common Stock Shares	Common Stock Amount	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock Shares	Treasury Stock Amount
Balance at August 31, 2006	114,988	$1,150	$ 173,802	$ 476,694	$ (484)	29,506	$ (259,469)
Exercise of common stock options	1,235	12	8,524	–	–	–	–
Stock-based compensation expense, including capitalized compensation of $232	–	–	7,290	–	–	–	–
Tax benefit related to exercise of employee stock options	–	–	4,066	–	–	–	–
Purchase of treasury stock	–	–	–	–	–	25,572	(580,215)
Net change in deferred hedging losses, net of tax of $1,464	–	–	–	–	(2,364)	–	–
Net income	–	–	–	64,192	–	–	–
Balance at August 31, 2007	116,223	1,162	193,682	540,886	(2,848)	55,078	(839,684)
Exercise of common stock options	822	8	6,285	–	–	–	–
Stock-based compensation expense	–	–	7,428	–	–	–	–
Tax benefit related to exercise of employee stock options	–	–	1,921	–	–	–	–
Purchase of treasury stock	–	–	–	–	–	1,522	(32,683)
Net change in deferred hedging losses, net of tax of $407	–	–	–	–	657	–	–
Retained earnings adjustment for adoption of FIN 48	–	–	–	(1,249)	–	–	–
Net income	–	–	–	60,319	–	–	–
Balance at August 31, 2008	117,045	1,170	209,316	599,956	(2,191)	56,600	(872,367)
Exercise of common stock options	736	8	4,503	–	–	–	–
Stock-based compensation expense	–	–	6,910	–	–	–	–
Tax decrement related to exercise of employee stock options	–	–	(993)	–	–	–	–
Purchase of treasury stock	–	–	–	–	–	84	(713)
Net change in deferred hedging losses, net of tax of $428	–	–	–	–	691	–	–
Net income	–	–	–	49,442	–	–	–
Balance at August 31, 2009	117,781	$1,178	$ 219,736	$ 649,398	$(1,500)	56,684	$ (873,080)

See accompanying notes.

Consolidated Statements of Cash Flows

(In thousands)	Year ended August 31, 2009	2008	2007
Cash flows from operating activities			
Net income	$ 49,442	$ 60,319	$ 64,192
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	47,601	50,212	44,432
Amortization	463	441	671
Gain on dispositions of assets, net	(12,506)	(2,954)	(3,267)
Stock-based compensation expense	6,910	7,428	7,058
Provision for deferred income taxes	24	(2,439)	(1,592)
Provision for impairment of long-lived assets	11,163	571	1,165
Excess tax benefit from exercise of employee stock options	(776)	(2,033)	(4,117)
Debt extinguishment and other costs	(6,382)	–	5,283
Payment for hedge termination	–	–	(5,640)
Amortization of debt costs to interest expense	4,531	5,896	4,256
Other	950	190	185
Decrease (increase) in operating assets:			
Restricted cash	(8,755)	212	(8,965)
Accounts and notes receivable	(2,352)	(3,226)	(709)
Inventories and prepaid expenses	203	337	159
Increase (decrease) in operating liabilities:			
Accounts payable	(5,000)	2,454	106
Deposits from franchisees	(459)	1,196	3,556
Accrued and other liabilities	3,597	8,539	14,242
Total adjustments	39,212	66,824	56,823
Net cash provided by operating activities	88,654	127,143	121,015
Cash flows from investing activities			
Purchases of property and equipment	(36,145)	(105,426)	(110,912)
Acquisition of businesses, net of cash received	–	(20,895)	(10,760)
Proceeds from sale/leaseback of real estate	7,097	–	12,619
Investments in direct financing leases	(517)	(67)	(302)
Collections on direct financing leases	957	1,427	1,544
Proceeds from dispositions of assets	86,770	17,339	13,668
Proceeds from sale of minority interests in Partner Drive-Ins	5,190	5,120	3,701
Purchases of minority interests in Partner Drive-Ins	(11,753)	(6,048)	(4,369)
Decrease (increase) in intangibles and other assets	(55)	1,447	212
Net cash provided by (used in) investing activities	51,544	(107,103)	(94,599)

(In thousands)	Year ended August 31, 2009	2008	2007
Cash flows from financing activities			
Proceeds from borrowings	$ 16,883	$ 165,250	$ 1,404,490
Payments on long-term debt	(64,838)	(123,321)	(815,396)
Purchases of treasury stock	–	(46,628)	(564,984)
Debt issuance costs	(98)	(226)	(28,166)
Restricted cash for debt obligations	(487)	(1,463)	(15,910)
Payments on capital lease obligations	(2,897)	(2,640)	(2,471)
Exercises of stock options	3,794	5,796	7,732
Excess tax benefit from exercise of employee stock options	776	2,033	4,117
Net cash used in financing activities	(46,867)	(1,199)	(10,588)
Net increase in cash and cash equivalents	93,331	18,841	15,828
Cash and cash equivalents at beginning of the year	44,266	25,425	9,597
Cash and cash equivalents at end of the year	$ 137,597	$ 44,266	$ 25,425
Supplemental cash flow information			
Cash paid during the year for:			
Interest (net of amounts capitalized of $212, $734 and $576, respectively)	$ 38,446	$ 44,727	$ 36,501
Income taxes (net of refunds)	12,961	35,316	32,651
Obligation to acquire treasury stock	–	–	14,432
Additions to capital lease obligations	5,299	1,055	5,164
Accounts and notes receivable and decrease in capital lease obligations from property and equipment sales	4,412	348	1,500
Stock options exercised by stock swap	713	488	799
Change in obligation for purchase of property and equipment	(1,162)	(222)	1,134

See accompanying notes.

1. Summary of Significant Accounting Policies

Operations

Sonic Corp. (the "company") operates and franchises a chain of quick-service drive-ins in the United States. It derives its revenues primarily from Partner Drive-In sales and royalty fees from franchisees. The company also leases signs and real estate, and owns a minority interest in several Franchise Drive-Ins.

Principles of Consolidation

The accompanying financial statements include the accounts of the company, its wholly owned subsidiaries and its majority-owned Partner Drive-Ins, organized as general partnerships and limited liability companies. All significant intercompany accounts and transactions have been eliminated.

Certain amounts have been reclassified in the Consolidated Financial Statements to conform to the fiscal year 2009 presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported and contingent assets and liabilities disclosed in the financial statements and accompanying notes. Actual results may differ from those estimates, and such differences may be material to the financial statements.

Cash Equivalents

Cash equivalents consist of highly liquid investments, primarily money market accounts that mature in three months or less from date of purchase, and depository accounts.

Restricted Cash

As of August 31, 2009, the company had restricted cash balances totaling $35,368 for funds required to be held in trust for the benefit of senior note holders under the company's debt arrangements. The current portion of restricted cash of $24,900 represents amounts to be returned to Sonic or paid to service current debt obligations. The noncurrent portion of $10,468 represents interest reserves required to be set aside for the duration of the debt.

Accounts and Notes Receivable

The company charges interest on past due accounts receivable at a rate of 18% per annum. Interest accrues on notes receivable based on contractual terms. The company monitors all accounts for delinquency and provides for estimated losses for specific receivables that are not likely to be collected. In addition, a general provision for bad debt is estimated based on historical trends.

Inventories

Inventories consist principally of food and supplies that are carried at the lower of cost (first-in, first-out basis) or market.

Property, Equipment and Capital Leases

Property and equipment are recorded at cost, and leased assets under capital leases are recorded at the present value of future minimum lease payments. Depreciation of property and equipment and capital leases is computed by the straight-line method over the estimated useful lives or the lease term, including cancelable option periods when appropriate, and are combined for presentation in the financial statements.

Accounting for Long-Lived Assets

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the company reviews long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. Assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets, which generally represents the individual drive-in. The company's primary test for an indicator of potential impairment is operating losses. If an indication of impairment is determined to be present, the company estimates the future cash flows expected to be generated from the use of the asset and its eventual disposal. If the sum of undiscounted future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. Fair value is typically determined to be the value of the land, since drive-in buildings and improvements are single-purpose assets and have little value to market participants. The equipment associated with a store can be easily relocated to another store, and therefore is not adjusted.

Surplus property assets are carried at the lower of depreciated cost or fair value less cost to sell. The majority of the value in surplus property is land. Fair values are estimated based upon appraisals or independent assessments of the assets' estimated sales values.

Goodwill and Other Intangible Assets

The company accounts for goodwill and other intangible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Goodwill is determined based on acquisition purchase price in excess of the fair value of identified assets. Intangible assets with lives restricted by contractual, legal, or other means are amortized over their useful lives. The company tests all goodwill and other intangible assets not subject to amortization at least annually for impairment using the fair value approach on a reporting unit basis in accordance with SFAS No. 142. The company's reporting units are defined as Partner Drive-Ins and Franchise Operations (see additional information regarding the company's reporting units in Note 14, Segment Information). SFAS No. 142 requires a two-step process for testing impairment. We test for impairment using historical cash flows and other relevant facts and circumstances as the primary basis for our estimates of future cash flows. This process requires the use of estimates and assumptions, which are subject to a high degree of judgment. These impairment tests require us to estimate fair values of our drive-ins by making assumptions regarding future cash flows and other factors.

We assess the recoverability of goodwill and other intangible assets related to our brand and drive-ins at least annually and more frequently if events or changes in circumstances occur indicating that the carrying amount of the asset may not be recoverable. Goodwill impairment testing first requires a comparison of the fair value of each reporting unit to the carrying value. We estimate fair value based on a comparison of two approaches: discounted cash flow analyses and a market multiple approach. The discounted estimates of future cash flows include significant management assumptions such as revenue growth rates, operating margins, weighted average cost of capital, and future economic and market conditions. In addition, the market multiple approach includes significant assumptions such as the use of recent historical market multiples to estimate future market pricing. These assumptions are significant factors in calculating the value of the reporting units and can be affected by changes in consumer demand, commodity pricing, labor and other operating costs, our cost of capital and our ability to identify buyers in the market. If the carrying value of the reporting unit exceeds fair value, goodwill is considered impaired. The amount of the impairment is the difference between the carrying value of the goodwill and the "implied" fair value, which is calculated as if the reporting unit had just been acquired and accounted for as a business combination.

The company's intangible assets subject to amortization under SFAS No. 142 consist primarily of acquired franchise agreements, franchise fees, and other intangibles. Amortization expense is calculated using the straight-line method over the expected period of benefit, not exceeding 20 years. The company's trademarks and trade names were deemed to have indefinite useful lives and are not subject to amortization. See Note 5 for additional disclosures related to goodwill and other intangibles.

Ownership Program

The company's drive-in philosophy stresses an ownership relationship with drive-in supervisors and managers. Most supervisors and managers of Partner Drive-Ins own an equity interest in the drive-in, which is financed by third parties. Supervisors and managers are neither employees of the company nor of the drive-in in which they have an ownership interest.

The minority ownership interests in Partner Drive-Ins of the managers and supervisors are recorded as a minority interest liability in accrued liabilities and other noncurrent liabilities on the Consolidated Balance Sheets, and their share of the drive-in earnings is reflected as Minority interest in earnings of Partner Drive-Ins in the Costs and expenses section of the Consolidated Statements of Income. The ownership agreements contain provisions that give the company the right, but not the obligation, to purchase the minority interest of the supervisor or manager in a drive-in. The amount of the investment made by a partner and the amount of the buy-out are based on a number of factors, including primarily the drive-in's financial performance for the preceding 12 months, and are intended to approximate the fair value of a minority interest in the drive-in.

The company acquires and sells minority interests in Partner Drive-Ins from time to time as managers and supervisors buy out and buy in to the partnerships or limited liability companies. If the purchase price of a minority interest that we acquire exceeds the net book value of the assets underlying the partnership interest, the excess is recorded as goodwill. The acquisition of a minority interest for less than book value is recorded as a reduction in purchased goodwill. When the company sells a minority interest, the sales price is typically in excess of the book value of the partnership interest, and the difference is recorded as a reduction of goodwill. If the book value exceeds the sales price, the excess is recorded as goodwill. In either case, no gain or loss is recognized on the sale of a minority ownership interest. Goodwill created as a result of the acquisition of minority interests in Partner Drive-Ins is not amortized but is tested annually for impairment under the provisions of SFAS No. 142.

Revenue Recognition, Franchise Fees and Royalties

Revenue from Partner Drive-In sales is recognized when food and beverage products are sold. We present Partner Drive-In sales net of sales tax and other sales-related taxes.

August 31, 2009, 2008 and 2007 (In thousands, except per share data)

Initial franchise fees are recognized in income when all material services or conditions relating to the sale of the franchise have been substantially performed or satisfied by the company and the fees are nonrefundable. Area development agreement fees are generally nonrefundable and are recognized in income on a pro rata basis when the conditions for revenue recognition under the individual area development agreements are met. Both initial franchise fees and area development fees are generally recognized upon the opening of a franchise drive-in or upon termination of the agreement between the company and the franchisee.

The company's franchisees are required under the provisions of the license agreements to pay the company royalties each month based on a percentage of actual net royalty sales. However, the royalty payments and supporting financial statements are not due until the following month. As a result, the company accrues royalty revenue in the month earned based on estimates of Franchise Drive-In sales. These estimates are based on projections of average unit volume growth at Franchise Drive-Ins from preliminary data collected from drive-ins for the month, along with consideration of actual sales at Partner Drive-Ins.

Operating Leases

Rent expense is recognized on a straight-line basis over the expected lease term, including cancelable option periods when it is deemed to be reasonably assured that we would incur an economic penalty for not exercising the options. Within the provisions of certain of our leases, there are rent holidays and/or escalations in payments over the base lease term, as well as renewal periods. The effects of the holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes cancelable option periods when appropriate. The lease term commences on the date when we have the right to control the use of the leased property, which can occur before rent payments are due under the terms of the lease. Percentage rent expense is generally based on sales levels and is accrued at the point in time we determine that it is probable that such sales levels will be achieved.

Advertising Costs

Costs incurred in connection with the advertising and promoting of the company's products are included in other operating expenses and are expensed as incurred. Such costs amounted to $32,997, $36,801, and $35,241 for fiscal years 2009, 2008 and 2007, respectively.

Under the company's license agreements, both Partner-Drive-Ins and Franchise Drive-Ins must contribute a minimum percentage of revenues to a national media production fund (Sonic Brand Fund) and spend an additional minimum percentage of gross revenues on local advertising, either directly or through company-required participation in advertising cooperatives. A portion of the local advertising contributions is redistributed to a System Marketing Fund, which purchases advertising on national cable and broadcast networks and other national media and sponsorship opportunities. As stated in the terms of existing license agreements, these funds do not constitute assets of the company, and the company acts with limited agency in the administration of these funds. Accordingly, neither the revenues and expenses nor the assets and liabilities of the advertising cooperatives, the Sonic Brand Fund, or the System Marketing Fund are included in the company's consolidated financial statements. However, all advertising contributions by Partner Drive-Ins are recorded as expense on the company's financial statements.

Stock-Based Compensation

In accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), stock-based compensation is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the requisite employee service period (generally the vesting period of the grant).

The following table shows total stock-based compensation expense and the tax benefit included in the Consolidated Statements of Income and the effect on basic and diluted earnings per share for the years ended August 31:

	2009	2008	2007
Selling, general and administrative	$ 6,910	$ 7,428	$ 7,059
Income tax benefit	(2,452)	(2,820)	(2,254)
Net stock-based compensation expense	$ 4,458	$ 4,608	$ 4,805
Impact on net income per share:			
Basic	$ 0.07	$ 0.08	$ 0.07
Diluted	$ 0.07	$ 0.07	$ 0.07

The company grants both incentive and non-qualified stock options. For grants of non-qualified stock options, the company expects to recognize a tax benefit on exercise of the option, so the full tax benefit is recognized on the related stock-based compensation expense. For grants of incentive stock options, a tax benefit only results if the option holder has a disqualifying disposition. As a result of the limitation on the tax benefit for incentive stock options, the tax benefit for stock-based compensation will generally be less than the company's overall tax rate, and will vary depending on the timing of employees' exercises and sales of stock.

August 31, 2009, 2008 and 2007 (In thousands, except per share data)

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Income tax benefits credited to equity relate to tax benefits associated with amounts that are deductible for income tax purposes but do not affect earnings. These benefits are principally generated from employee exercises of non-qualified stock options and disqualifying dispositions of incentive stock options.

FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48") prescribes a threshold for recognizing the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination by a taxing authority. Recognized tax positions are initially and subsequently measured as the largest amount of tax benefit that is more likely than not of being realized upon ultimate settlement with a taxing authority. Liabilities for unrecognized tax benefits related to such tax positions are included in other long-term liabilities unless the tax position is expected to be settled within the upcoming year, in which case the liabilities are included in accrued expenses and other current liabilities. Interest and penalties related to unrecognized tax benefits are included in income tax expense.

Additional information regarding the company's unrecognized tax benefits, including changes in such amounts during fiscal years 2009 and 2008, is provided in Note 12.

Disclosures About Fair Value of Financial Instruments

Effective September 1, 2008, we implemented Financial Accounting Standards No. 157, "Fair Value Measurement" ("FAS 157"), which defines fair value, establishes a framework for its measurement and expands disclosures about fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FAS 157 are described below:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment, credit risk, etc.).

Level 3—Significant unobservable inputs.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table presents financial assets and liabilities measured at fair value on a recurring basis as of August 31, 2009 by FAS 157 valuation hierarchy:

	Level 1	Level 2	Level 3	Carrying Value
Cash equivalents	$ 137,597	$ –	$ –	$ 137,597
Restricted cash (current)	24,900	–	–	24,900
Restricted cash (noncurrent)	10,468	–	–	10,468
Total assets at fair value	$ 172,965	$ –	$ –	$ 172,965

New Accounting Pronouncements

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date. SFAS 159 was effective for our fiscal year beginning September 1, 2008. The adoption of SFAS 159 did not have a material impact on our financial statements.

In December 2007, the FASB issued FASB Statement No. 141 (revised 2007), "Business Combinations" ("SFAS 141(R)"). This standard retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141(R) requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their fair values at the acquisition date. Costs incurred by the acquirer to effect the acquisition are not allocated to the assets acquired or liabilities assumed, but are recognized separately. SFAS 141(R) is effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting

August 31, 2009, 2008 and 2007 (In thousands, except per share data)

period beginning on or after December 15, 2008, which for us will be business combinations with an acquisition date beginning on or after September 1, 2009. The adoption of SFAS 141(R) is not anticipated to have a material impact on our financial statements.

In December 2007, the FASB issued FASB Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment to ARB No. 51" ("SFAS 160"). This standard establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary and clarifies that a noncontrolling interest in a subsidiary is an ownership interest that should be reported as equity in the consolidated financial statements. SFAS 160 establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation and requires a parent to recognize a gain or loss in net income when a subsidiary is deconsolidated. SFAS 160 also requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest and to disclose, on the face of the consolidated statement of income, the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008, which for us will be our fiscal year beginning September 1, 2009. The adoption of SFAS 160 is not anticipated to have a material impact on our financial statements.

In May 2009, the FASB issued FASB Statement No. 165, "Subsequent Events" ("SFAS 165"), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 also requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date (i.e., whether the evaluation date represents the date the financial statements were issued or were available to be issued). This statement is effective for interim or annual reporting periods ending after June 15, 2009. During the year ended August 31, 2009, the company adopted SFAS 165. The company evaluated subsequent events through the date and time the financial statements were issued on October 29, 2009. The adoption of SFAS 165 did not have a significant impact on our consolidated financial statements.

In June 2009, the FASB issued FASB Statement No. 168, "The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles" ("SFAS 168"). SFAS 168 confirmed that The FASB Accounting Standards Codification (the "Codification") will become the single official source of authoritative U.S. generally accepted accounting principles ("GAAP") (other than guidance issued by the SEC), superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force, and related literature. After that date, only one level of authoritative GAAP will exist, and all other literature will be considered non-authoritative. The Codification does not change GAAP; instead, it introduces a new structure that is organized in an easily accessible, user-friendly online research system. The Codification, which changes the referencing of financial standards, becomes effective for interim and annual periods ending on or after September 15, 2009. The company will apply the Codification beginning in the first quarter of fiscal 2010. The adoption of SFAS 168 is not expected to have a material impact on our consolidated financial statements.

2. Net Income Per Share

The following table sets forth the computation of basic and diluted earnings per share for the years ended August 31:

	2009	2008	2007
Numerator:			
Net income	$ 49,442	$ 60,319	$ 64,192
Denominator:			
Weighted average shares outstanding – basic	60,761	60,403	68,019
Effect of dilutive employee stock options	477	1,867	2,573
Weighted average shares – diluted	61,238	62,270	70,592
Net income per share – basic	$ 0.81	$ 1.00	$ 0.94
Net income per share – diluted	$ 0.81	$ 0.97	$ 0.91
Anti-dilutive employee stock options excluded	6,493	3,255	1,858

August 31, 2009, 2008 and 2007 (In thousands, except per share data)

3. Assets Held for Sale and Impairment of Long-Lived Assets

Assets held for sale consist of Partner Drive-Ins that we expect to sell within one year. Such assets are classified as assets held for sale upon meeting the requirements of SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." These assets are recorded at the lower of the carrying amount or fair value less costs to sell. Assets are no longer depreciated once classified as held for sale. These assets are included in the prepaid expenses and other account and classified as current assets on the consolidated balance sheet. The following table sets forth the components of assets held for sale:

	August 31,	
	2009	2008
Assets:		
Property, equipment and capital leases, net	$ 1,531	$ –
Goodwill, net	1,274	–
Other	134	–
Total assets held for sale	$ 2,939	$ –

During the third quarter of fiscal year 2009, a potential buyer expressed an intent to purchase certain assets of the company. As a result, the assets were classified as held for sale. However, the transaction was not consummated. Management has determined it is no longer probable that a sale of the assets will be completed within one year, and that the assets do not meet the criteria to remain classified as held for sale. As a result, the assets have been reclassified as held and used and are reflected in "property, equipment and capital leases, net" and "goodwill, net" in the August 31, 2009 consolidated balance sheet. Depreciation has been retroactively applied to these assets.

During the fiscal years ended August 31, 2009, 2008 and 2007, the company identified impairments for certain drive-in assets and surplus property through regular quarterly reviews of long-lived assets. The recoverability of Partner Drive-Ins is assessed by estimating the undiscounted net cash flows expected to be generated over the remaining life of the Partner Drive-Ins. This involves estimating same-store sales and margins for the cash flows period. The amount of impairment, if any, is measured based on projected discounted future net cash flows. When impairment exists, the carrying value of the asset is written down to fair value. The company experienced declining sales and cash flows in certain drive-ins in the current economic environment. The assumptions on future sales and estimated cash flows were also updated. During fiscal year 2009, these analyses resulted in provisions for impairment totaling $11,163, including $7,462 to write down the carrying amount of building and leasehold improvements on underperforming drive-ins, $3,276 to write down the carrying amount of equipment on underperforming drive-ins and $425 to reduce the carrying amount of six surplus properties down to fair value. During fiscal year 2008, these analyses resulted in provisions for impairment totaling $571, including $99 to write down the carrying amount of building and leasehold improvements on an underperforming drive-in, and $472 to reduce the carrying amount of five surplus properties down to fair value. During fiscal year 2007, these analyses resulted in provisions for impairment totaling $1,165, including $412 to reduce the carrying amount of assets in excess of fair value for two drive-ins, and $753 to reduce to fair value the carrying amount of assets for three properties leased to franchisees.

4. Accounts and Notes Receivable

Accounts and notes receivable consist of the following at August 31, 2009 and 2008:

	2009	2008
Current Accounts and Notes Receivable:		
Royalties and other trade receivables	$ 16,775	$ 14,556
Notes receivable from franchisees	1,740	2,387
Notes receivable from advertising funds	3,881	2,587
Other	5,994	10,922
	28,390	30,452
Less allowance for doubtful accounts and notes receivable	805	614
	$ 27,585	$ 29,838
Noncurrent Notes Receivable:		
Notes receivable from franchisees	$ 7,753	$ 3,266
Less allowance for doubtful notes receivable	74	103
	$ 7,679	$ 3,163

August 31, 2009, 2008 and 2007 (In thousands, except per share data)

The company's receivables are primarily due from franchisees, all of whom are in the restaurant business. The notes receivable from advertising funds represent transactions in the normal course of business. Substantially all of the notes receivable from franchisees are collateralized by real estate or equipment.

5. Goodwill, Trademarks, Trade Names and Other Intangibles

The gross carrying amount of franchise agreements, franchise fees and other intangibles subject to amortization was $7,823 and $8,013 at August 31, 2009 and 2008, respectively. The estimated amortization expense for each of the five years after August 31, 2009 is approximately $395. Accumulated amortization related to these intangible assets was $1,856 and $1,639 at August 31, 2009 and 2008, respectively. The carrying amount of trademarks and trade names not subject to amortization was $6,044 at August 31, 2009 and 2008.

The entire balance of the company's goodwill relates to Partner Drive-Ins. The changes in the carrying amount of goodwill for fiscal years ending August 31, 2009 and 2008 were as follows:

	2009	2008
Balance as of September 1,	$ 105,762	$ 102,628
Goodwill acquired during the year	1,354	4,422
Goodwill acquired for minority interests in Partner Drive-Ins	–	4,007
Goodwill disposed of for minority interests in Partner Drive-Ins	(2)	(3,229)
Goodwill disposed of related to the sale of Partner Drive-Ins	(30,815)	(2,066)
Balance as of August 31,	$ 76,299	$ 105,762

6. Refranchising of Partner Drive-Ins

During fiscal year 2009, the company refranchised the operations of 205 Partner Drive-Ins and recorded a $13.2 million gain. We retained a minority operating interest in 88 of these refranchised drive-ins.

7. Leases

Description of Leasing Arrangements

The company's leasing operations consist principally of leasing certain land, buildings and equipment (including signs) and subleasing certain buildings to franchise operators. The land and building portions of these leases are classified as operating leases and expire over the next 16 years. The equipment portions of these leases are classified principally as direct financing leases and expire principally over the next 10 years. These leases include provisions for contingent rentals that may be received on the basis of a percentage of sales in excess of stipulated amounts. Income is not recognized on contingent rentals until sales exceed the stipulated amounts. Some leases contain escalation clauses over the lives of the leases. Most of the leases contain one to four renewal options at the end of the initial term for periods of five years. The company classifies income from leasing operations as other revenue in the Consolidated Statements of Income.

Certain Partner Drive-Ins lease land and buildings from third parties. These leases, which expire over the next 18 years, include provisions for contingent rentals that may be paid on the basis of a percentage of sales in excess of stipulated amounts. For the majority of leases, the land portions are classified as operating leases and the building portions are classified as capital leases.

Direct Financing Leases

Components of net investment in direct financing leases are as follows at August 31, 2009 and 2008:

	2009	2008
Minimum lease payments receivable	$ 2,807	$ 3,292
Less unearned income	747	792
Net investment in direct financing leases	2,060	2,500
Less amount due within one year	537	899
Amount due after one year	$ 1,523	$ 1,601

Initial direct costs incurred in the negotiations and consummations of direct financing lease transactions have not been material. Accordingly, no portion of unearned income has been recognized to offset those costs.

August 31, 2009, 2008 and 2007 (In thousands, except per share data)

Future minimum rental payments receivable as of August 31, 2009, are as follows:

	Operating	Direct Financing
Year ending August 31:		
2010	$ 10,028	$ 727
2011	9,995	524
2012	10,002	394
2013	9,963	308
2014	9,966	226
Thereafter	93,086	628
	143,040	2,807
Less unearned income	–	747
	$ 143,040	$ 2,060

Capital Leases

Components of obligations under capital leases are as follows at August 31, 2009 and 2008:

	2009	2008
Total minimum lease payments	$ 55,375	$ 52,988
Less amount representing interest averaging 6.5% in 2009 and 7.1% in 2008	15,914	15,603
Present value of net minimum lease payments	39,461	37,385
Less amount due within one year	2,945	2,882
Amount due after one year	$ 36,516	$ 34,503

Maturities of these obligations under capital leases and future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of August 31, 2009, are as follows:

	Operating	Capital
Year ending August 31:		
2010	$ 11,909	$ 5,861
2011	11,690	5,704
2012	11,508	5,470
2013	11,232	5,459
2014	10,974	5,390
Thereafter	132,022	27,491
	189,335	55,375
Less amount representing interest	–	15,914
	$ 189,335	$ 39,461

Total rent expense for all operating leases and capital leases consists of the following for the years ended August 31:

	2009	2008	2007
Operating leases:			
Minimum rentals	$ 14,690	$ 14,438	$ 13,644
Contingent rentals	199	163	229
Sublease rentals	(1,330)	(527)	(553)
Capital leases:			
Contingent rentals	945	1,326	1,300
	$ 14,504	$ 15,400	$ 14,620

The aggregate future minimum rentals receivable under noncancelable subleases of operating leases as of August 31, 2009, was $29,345.

August 31, 2009, 2008 and 2007 (In thousands, except per share data)

8. Property, Equipment and Capital Leases

Property, equipment and capital leases consist of the following at August 31, 2009 and 2008:

	Estimated Useful Life	2009	2008
Property and equipment:			
Home office:			
Leasehold improvements	Life of lease	$ 4,491	$ 3,891
Computer and other equipment	2 – 5 yrs	42,612	40,043
Drive-ins, including those leased to others:			
Land		170,679	176,201
Buildings	8 – 25 yrs	372,224	382,268
Equipment	5 – 7 yrs	126,432	192,323
Property and equipment, at cost		716,438	794,726
Less accumulated depreciation		225,388	240,251
Property and equipment, net		491,050	554,475
Capital Leases:			
Leased home office building	Life of lease	9,990	9,321
Leased drive-in buildings, equipment and other assets under capital leases, including those held for sublease	Life of lease	43,288	40,298
Less accumulated amortization		20,390	17,849
Capital leases, net		32,888	31,770
Property, equipment and capital leases, net		$ 523,938	$ 586,245

Land, buildings and equipment with a carrying amount of $182,869 at August 31, 2009 were leased under operating leases to franchisees or other parties. The accumulated depreciation related to these buildings and equipment was $37,946 at August 31, 2009. As of August 31, 2009, the company had drive-ins under construction with costs to complete which aggregated $447.

9. Accrued Liabilities

Accrued liabilities consist of the following at August 31, 2009 and 2008:

	2009	2008
Wages and other employee benefits	$ 5,224	$ 7,685
Taxes, other than income taxes	11,374	16,004
Accrued interest	887	1,121
Minority interest in consolidated drive-ins	1,501	2,123
Unredeemed gift cards and gift certificates	7,109	6,283
Other	8,417	12,984
	$ 34,512	$ 46,200

10. Long-Term Debt

Long-term debt consists of the following at August 31, 2009 and 2008:

	2009	2008
5.7% Class A-2 senior notes, due December 2031	$ 511,107	$ 573,300
Class A-1 senior variable funding notes	187,250	185,000
Other	1,193	1,122
	699,550	759,422
Less long-term debt due within one year	52,699	38,469
Long-term debt due after one year	$ 646,851	$ 720,953

August 31, 2009, 2008 and 2007 (In thousands, except per share data)

Maturities of long-term debt for each of the five years after August 31, 2009 are $52,699 in 2010, $70,234 in 2011, $89,309 in 2012, $487,004 in 2013, and $304 thereafter.

In October 2006, the company refinanced its senior unsecured notes and line of credit and funded a tender offer to repurchase shares of its common stock with proceeds from a senior secured credit facility until the Class A-2 senior notes were financed in December 2006. Loan origination costs associated with this debt totaled $4,631 and the unamortized loan origination costs of $4,544 were expensed as debt extinguishment costs when the financing was closed in December 2006.

In December 2006, various subsidiaries of the company issued $600,000 of Class A-2 senior notes in a private transaction. The proceeds were used to refinance the outstanding balance under the senior secured credit facility, along with costs associated with the transaction. The Class A-2 notes are the first issuance under a facility that will allow Sonic to issue additional series of notes in the future subject to certain conditions. These notes have a fixed interest rate of 5.7%, subject to upward adjustment after the expected six-year repayment term. Loan origination costs associated with this debt totaled $23,378, and the unamortized balance of $11,071 is categorized as debt origination costs, net, on the Consolidated Balance Sheet as of August 31, 2009. Amortization of these loan costs and the hedge loss discussed below produces an overall weighted average interest cost of 6.8%. The Class A-2 notes have an expected life of six years, with a legal final repayment date in December 2031. If the debt extends beyond the expected life, rapid amortization and cash trapping provisions of the debt agreements will be triggered which will cause the remaining principal balance to be given higher priority of payment from the secured sources.

The company anticipates paying the debt in full based on the expected life.

In connection with issuance of the Class A-2 notes, various subsidiaries of the company also completed a securitized financing facility of Class A-1 senior variable funding notes. This facility allows for the issuance of up to $200,000 of notes and certain other credit instruments, including letters of credit. Considering the $187,250 outstanding at August 31, 2009 and $325 in outstanding letters of credit, $12,425 was unused and available under the Class A-1 notes. The effective interest rate on the outstanding balance for the Class A-1 notes at August 31, 2009 and 2008 was 1.42% and 3.69%, respectively. There is a commitment fee on the unused portion of the Class A-1 notes of 0.5%. During fiscal year 2009, upon request of the company to draw down the remaining $12,250 in Class A-1 senior variable funding notes from the lender who committed to advance one-half of the funds for the variable funding notes, the lender, which had previously filed for Chapter 11 bankruptcy, notified the company that it could not meet its obligation. The company no longer considers the $12,250, to be available.

The Class A-1 and Class A-2 senior notes were issued by special purpose, bankruptcy remote, indirect subsidiaries of the company that hold substantially all of Sonic's franchising assets and Partner Drive-In real estate used in operation of the company's existing business. As of August 31, 2009, total assets for these combined indirect subsidiaries were approximately $466,000, including receivables for royalties, Partner Drive-In real estate, intangible assets, loan origination costs and restricted cash balances of $35,369. The Class A-1 and Class A-2 notes are secured by Sonic's franchise royalty payments, certain lease and other payments and fees and, as a result, the repayment of these notes is expected to be made solely from the income derived from these indirect subsidiaries' assets. Sonic Industries LLC, which is the subsidiary that acts as franchisor, has guaranteed the obligations of the co-issuers and pledged substantially all of its assets to secure such obligations.

The third-party insurance company that provides credit enhancements in the form of financial guaranties of our Class A-1 and Class A-2 note payments has been the subject of credit rating downgrades by Standard & Poor's and Moody's, which ratings were CC and Caa2, respectively at October 29, 2009. We are unable to determine whether additional downgrades may occur and what impact prior downgrades have had or additional downgrades would have on our insurer's financial condition. If the insurance company were to become the subject of insolvency or similar proceedings, our lenders would not be required to fund additional amounts on our Class A-1 variable funding notes. In addition, an event of default would occur if: (i) the insurance company were to become the subject of insolvency or similar proceedings and (ii) the insurance policy were not continued or sold to a third party (who would assume the insurance company's obligations under the policy), but instead were terminated or canceled as a result of those proceedings. In an event of default, all unpaid amounts under the Class A-1 and Class A-2 notes could become immediately due and payable only at the direction or consent of holders with a majority of the outstanding principal. While no assurance can be provided, if this were to occur, we believe that we could negotiate mutually acceptable terms with our lenders or obtain alternate funding.

Although the company does not guarantee the Class A-1 and Class A-2 notes, the company has agreed to cause the performance of certain obligations of its subsidiaries, principally related to the servicing of the assets included as collateral for the notes and certain indemnity obligations.

In August 2006, the company entered into a forward starting swap agreement with a financial institution to hedge part of the exposure to changing interest rates until new financing was closed in December 2006. The forward starting swap was designated as a cash flow hedge, and was subsequently settled in conjunction with the closing of the Class A-2 notes, as planned. The loss resulting from settlement of $5,640 ($3,483, net of tax) was recorded in accumulated other comprehensive income and is being amortized to interest

August 31, 2009, 2008 and 2007 (In thousands, except per share data)

expense over the expected term of the Class A-2 notes. Amortization of this loss during fiscal years 2009 and 2008 totaled $1,050 ($691, net of tax) and $1,063 ($657, net of tax) in interest expense, respectively. Over the next 12 months, the company expects to amortize $801 ($492, net of tax) to interest expense for this loss. The cash flows resulting from these hedge transactions are included in cash flows from operating activities on the Consolidated Statement of Cash Flows.

The following table presents the components of comprehensive income for the years ended August 31, 2009, 2008 and 2007:

	2009	2008	2007
Net Income	$ 49,442	$ 60,319	$ 64,192
Decrease (increase) in deferred hedging loss, net of tax	691	657	(2,364)
Total comprehensive income	$ 50,133	$ 60,976	$ 61,828

11. Other Noncurrent Liabilities

Other noncurrent liabilities consist of the following at August 31, 2009 and 2008:

	2009	2008
Minority interests in consolidated drive-ins	$ 1,916	$ 3,097
Deferred area development fees	8,014	6,993
Escalating land leases payable	6,545	5,517
Deferred income real estate installment sales	4,348	912
Deferred income- sale/leaseback	4,134	563
Other	1,159	1,001
	$ 26,116	$ 18,083

12. Income Taxes

The company's income before the provision for income taxes is classified by source as domestic income.

The components of the provision for income taxes consist of the following for the years ended August 31:

	2009	2008	2007
Current:			
Federal	$ 17,513	$ 21,881	$ 31,369
State	2,487	5,730	3,859
	20,000	27,611	35,228
Deferred:			
Federal	9,456	7,259	1,272
State	1,422	1,092	191
	10,878	8,351	1,463
Provision for income taxes	$ 30,878	$ 35,962	$ 36,691

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate due to the following for the years ended August 31:

	2009	2008	2007
Amount computed by applying a tax rate of 35%	$ 28,112	$ 33,698	$ 35,309
State income taxes (net of federal income tax benefit)	2,541	4,434	2,726
Employment related and other tax credits, net	(1,401)	(1,732)	(1,443)
Other	1,626	(438)	99
Provision for income taxes	$ 30,878	$ 35,962	$ 36,691

August 31, 2009, 2008 and 2007 (In thousands, except per share data)

Deferred tax assets and liabilities consist of the following at August 31, 2009 and 2008:

	2009	2008
Current deferred tax assets (liabilities):		
Allowance for doubtful accounts and notes receivable	$ 315	$ 274
Property, equipment and capital leases	107	200
Accrued litigation costs	272	309
Prepaid expenses	(570)	(551)
Deferred income from franchisees	27	(282)
Deferred income from affiliated technology fund	220	250
Current deferred tax assets, net	$ 371	$ 200
Noncurrent deferred tax assets (liabilities):		
Net investment in direct financing leases including differences related to capitalization and amortization	$ (2,841)	$ (3,062)
Investment in partnerships, including differences in capitalization, depreciation and direct financing leases	(11,158)	(17,504)
Capital loss carryover	–	1,419
State net operating losses	5,231	4,411
Property, equipment and capital leases	(24,232)	(9,429)
Deferred income from affiliated franchise fees	1,327	2,167
Accrued liabilities	331	219
Intangibles and other assets	158	166
Deferred income from franchisees	3,104	2,751
Stock compensation	8,349	7,569
Loss on cash flow hedge	928	1,357
Debt extinguishment	(2,473)	–
	(21,276)	(9,936)
Valuation allowance	(5,231)	(4,411)
Noncurrent deferred tax liabilities, net	$ (26,507)	$ (14,347)
Deferred tax assets and (liabilities):		
Deferred tax assets (net of valuation allowance)	$ 15,138	$ 16,681
Deferred tax liabilities	(41,274)	(30,828)
Net deferred tax liabilities	$ (26,136)	$ (14,147)

State net operating loss carryforwards expire generally beginning in 2010. Management does not believe the company will be able to realize the state net operating loss carryforwards and therefore has provided a valuation allowance of $5.2 million and $4.4 million as of August 31, 2009 and August 31, 2008, respectively.

As of August 31, 2008, the company has capital loss carryovers of approximately $8.7 million which expire beginning in fiscal year 2011. Management believes the company will realize these carryovers during fiscal year 2009, and has included the benefit in the current year tax accrual.

As of August 31, 2009, the company has approximately $3,419 of unrecognized tax benefits, including approximately $1,296 of interest and penalty. The liability for unrecognized tax benefits decreased by $1,964. The majority of the change resulted from a reduction due to the expiration of statutes of limitations which decreased the unrecognized tax benefit by $1,539. Other reductions included positions for prior years in which cash settlements of audits were less than the liability recorded, and a reduction in liabilities recorded for prior year estimated interest of $242 and $471, respectively. The company recognizes estimated interest and penalties as a component

August 31, 2009, 2008 and 2007 (In thousands, except per share data)

of its income tax expense, net of federal benefit. The entire balance of unrecognized tax benefits, if recognized, would favorably impact the effective tax rate. A reconciliation of the beginning and ending amount of the unrecognized tax benefits follows:

	2009
Opening balance upon adoption at September 1, 2008	$ 5,383
Additions based on tax positions related to the current year	–
Additions for tax positions of prior years	494
Reductions for tax positions of prior years	(713)
Reductions for settlements	(206)
Reductions due to statute expiration	(1,539)
Balance at August 31, 2009	$ 3,419

The company or one of its subsidiaries is subject to U.S. federal income tax and income tax in multiple U.S. state jurisdictions. The company is currently undergoing examinations or appeals by various state and federal authorities. The company anticipates that the finalization of these examinations or appeals, combined with the expiration of applicable statutes of limitations and the additional accrual of interest related to unrecognized benefits on various return positions taken in years still open for examination could result in a change to the liability for unrecognized tax benefits during the next 12 months ranging from a decrease of $165 to $1,280, depending on the timing and terms of the examination resolutions.

13. Stockholders' Equity

Stock Purchase Plan

The company has an employee stock purchase plan for all full-time regular employees. Employees are eligible to purchase shares of common stock each year through a payroll deduction not in excess of the lesser of 10% of compensation or $25. The aggregate amount of stock that employees may purchase under this plan is limited to 1,139 shares. The purchase price will be between 85% and 100% of the stock's fair market value and will be determined by the company's Board of Directors.

Stock-Based Compensation

The Sonic Corp. 2006 Long-Term Incentive Plan (the "2006 Plan") provides flexibility to award various forms of equity compensation, such as stock options, stock appreciation rights, performance shares, restricted stock and other stock-based awards. At August 31, 2009, 1,761 shares were available for grant under the 2006 Plan. The company has historically granted only stock options with an exercise price equal to the market price of the company's stock at the date of grant, a contractual term of seven to ten years, and a vesting period of three years. The company's policy is to recognize compensation cost for these options on a straight-line basis over the requisite service period for the entire award. Additionally, the company's policy is to issue new shares of common stock to satisfy stock option exercises.

In January 2009, in addition to issuing stock options, the company awarded 426 performance share units ("PSUs") to certain executives under the 2006 Plan. These PSUs, which vest at the end of the three-year period if certain company performance criteria are met, are payable in the company's common stock. Also, in January 2009, the company began to award restricted stock units ("RSUs") to its directors under the 2006 Plan. A total of 42 RSUs were granted in 2009. The RSUs have a vesting period of three years and their fair value is based on our closing stock price on the date of grant and are payable in the company's common stock.

The company measures the compensation cost associated with share-based payments by estimating the fair value of stock options as of the grant date using the Black-Scholes option pricing model. The company believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of the company's stock options granted during 2009, 2008 and 2007. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by the employees who receive equity awards.

The per share weighted average fair value of stock options granted during 2009, 2008 and 2007 was $3.50, $6.10 and $7.10, respectively. In addition to the exercise and grant date prices of the awards, certain weighted average assumptions that were used to estimate the fair value of stock option grants in the respective periods are listed in the table below:

	2009	2008	2007
Expected term (years)	4.6	4.5	4.5
Expected volatility	38%	28%	28%
Risk-free interest rate	1.4%	3.1%	4.6%
Expected dividend yield	0%	0%	0%

August 31, 2009, 2008 and 2007 (In thousands, except per share data)

The company estimates expected volatility based on historical daily price changes of the company's common stock for a period equal to the current expected term of the options. The risk-free interest rate is based on the United States treasury yields in effect at the time of grant corresponding with the expected term of the options. The expected option term is the number of years the company estimates that options will be outstanding prior to exercise considering vesting schedules and our historical exercise patterns.

SFAS 123R requires the cash flows resulting from the tax benefits for tax deductions in excess of the compensation expense recorded for those options (excess tax benefits) to be classified as financing cash flows. These excess tax benefits were $776, $2,033 and $4,117 for the years ended August 31, 2009, 2008 and 2007, respectively, and are classified as a financing cash inflow in the company's Consolidated Statements of Cash Flows. The proceeds from exercises of stock options are also classified as cash flows from financing activities and totaled $3,794, $5,796 and $7,732 for each of the years ended August 31, 2009, 2008 and 2007, respectively.

Stock Options

A summary of stock option activity under the company's share-based compensation plans for the year ended August 31, 2009 is presented in the following table:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Yrs.)	Aggregate Intrinsic Value
Outstanding-beginning of year	7,762	$ 16.51		
Granted	1,830	10.22		
Exercised	(719)	6.25		
Forfeited or expired	(1,121)	18.02		
Outstanding August 31, 2009	7,752	$ 15.76	4.62	$ 6,430
Exercisable August 31, 2009	4,816	$ 16.14	3.85	$ 4,426

The total intrinsic value of options exercised during the years ended August 31, 2009, 2008 and 2007 was $2,597, $10,992 and $19,408, respectively. At August 31, 2009, total remaining unrecognized compensation cost related to unvested stock-based arrangements was $12.2 and is expected to be recognized over a weighted average period of 1.1 years.

Performance Share Units

The fair value of each PSU granted is equal to the market price of the company's stock at date of grant. As of August 31, 2009, the company's performance was not expected to meet the minimum threshold for the 2009 grant to vest, therefore, the PSUs have not been expensed and the company has not realized any tax deductions.

A summary of the company's PSU activity during the year ended August 31, 2009, is presented in the following table:

	Performance Share Units	Weighted-Average Grant Date Fair Value	Total Fair Value ($)
Outstanding-beginning of year	–	$ –	
Granted	426	10.15	$ 4,324
Issued	–	–	
Forfeited	13	10.15	
Outstanding August 31, 2009	413	$ 10.15	$ 4,192
Exercisable August 31, 2009	–	$ –	$ –
Not Vested at August 31, 2009	413	$ 10.15	$ 4,192

August 31, 2009, 2008 and 2007 (In thousands, except per share data)

Accumulated Other Comprehensive Income

In August 2006, the company entered into a forward starting swap agreement with a financial institution to hedge part of the interest rate risk associated with the pending securitized debt transaction. The forward starting swap was designated as a cash flow hedge, and was subsequently settled in conjunction with the closing of the Class A-2 notes, as planned. The loss resulting from settlement was recorded net of tax in accumulated other comprehensive income and is being amortized to interest expense over the expected term of the debt. See Note 10 for additional information.

14. Segment Information

FASB Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") establishes annual and interim reporting standards for an enterprise's operating segments. Operating segments are generally defined as components of an enterprise about which separate discrete financial information is available as the basis for management to allocate resources and assess performance.

Based on internal reporting and management structure, the company has determined that it has two reportable segments: Partner Drive-Ins and Franchise Operations. The Partner Drive-Ins segment consists of the drive-in operations in which the company owns a majority interest and derives its revenues from operating drive-in restaurants. The Franchise Operations segment consists of franchising activities and derives its revenues from royalties and initial franchise fees received from franchisees. The accounting policies of the segments are described in the Summary of Significant Accounting Policies. Segment information for total assets and capital expenditures is not presented as such information is not used in measuring segment performance or allocating resources between segments.

The following table presents the revenues and income from operations for each reportable segment, along with reconciliation to reported revenue and income from operations:

	2009	2008	2007
Revenues:			
Partner Drive-Ins	$ 567,436	$ 671,151	$ 646,915
Franchise operations	131,712	127,111	115,626
Gain on sale of Partner Drive-Ins	13,154	3,044	732
Unallocated revenues	6,487	3,407	7,196
	$ 718,789	$ 804,713	$ 770,469
Income from Operations:			
Partner Drive-Ins	$ 87,209	$ 123,049	$ 126,739
Franchise operations	131,712	127,111	115,626
Gain on sale of Partner Drive-Ins	13,154	–	–
Unallocated revenues	6,487	6,451	7,928
Unallocated expenses:			
Selling, general and administrative	(63,358)	(61,179)	(58,736)
Depreciation and amortization	(48,064)	(50,653)	(45,103)
Provision for impairment of long-lived assets	(11,163)	(571)	(1,165)
	$ 115,977	$ 144,208	$ 145,289

15. Net Revenue Incentive Plan

The company has a Net Revenue Incentive Plan (the "Incentive Plan"), as amended, which applies to certain members of management and is at all times discretionary with the company's Board of Directors. If certain predetermined earnings goals are met, the Incentive Plan provides that a predetermined percentage of the employee's salary may be paid in the form of a bonus. The company recognized as expense incentive bonuses of $1,187, $1,324, and $2,943 during fiscal years 2009, 2008 and 2007, respectively.

August 31, 2009, 2008 and 2007 (In thousands, except per share data)

16. Employment Agreements

The company has employment contracts with its Chairman and Chief Executive Officer and several members of its senior management. These contracts provide for use of company automobiles or related allowances, medical, life and disability insurance, annual base salaries, as well as an incentive bonus. These contracts also contain provisions for payments in the event of the termination of employment and provide for payments aggregating $9,200 at August 31, 2009 due to loss of employment in the event of a change in control (as defined in the contracts).

17. Contingencies

The company is involved in various legal proceedings and has certain unresolved claims pending. Based on the information currently available, management believes that all claims currently pending are either covered by insurance or would not have a material adverse effect on the company's business or financial condition.

The company initiated an agreement with Irwin Franchise Capital Corporation ("Irwin") in September 2006, pursuant to which existing Sonic franchisees may qualify with Irwin to finance drive-in retrofit projects. The agreement provides that Sonic will guarantee at least $250 of such financing, limited to 5% of the aggregate amount of loans, not to exceed $3,750. As of August 31, 2009, the total amount guaranteed under the Irwin agreement was $724. The agreement provides for release of Sonic's guarantee on individual loans under the program that meet certain payment history criteria at the mid-point of each loan's term. Existing loans under the program have terms through 2016. In the event of default by a franchisee, the company is obligated to pay Irwin the outstanding balances, plus limited interest and charges up to Sonic's guarantee limitation. Irwin is obligated to pursue collections as if Sonic's guarantee were not in place, therefore, providing recourse with the franchisee under the notes. The company is not aware of any defaults under this program. The company's liability for this guarantee, which is based on fair value, is $283 as of August 31, 2009.

The company has an agreement with GE Capital Franchise Finance Corporation ("GEC"), pursuant to which GEC made loans to existing Sonic franchisees who met certain underwriting criteria set by GEC. Under the terms of the agreement with GEC, the company provided a guarantee of 10% of the outstanding balance of loans from GEC to the Sonic franchisees, limited to a maximum amount of $5,000. As of August 31, 2009, the total amount guaranteed under the GEC agreement was $1,304. The company ceased guaranteeing new loans under the program during fiscal year 2002 and has not been required to make any payments under its agreement with GEC. Existing loans under guarantee will expire through 2013. In the event of default by a franchisee, the company has the option to fulfill the franchisee's obligations under the note or to become the note holder, which would provide an avenue of recourse with the franchisee under the notes. Based on the ending date for this program, no liability is required for these guarantees.

The company has obligations under various lease agreements with third-party lessors related to the real estate for Partner Drive-Ins that were sold to franchisees. Under these agreements, the company remains secondarily liable for the lease payments for which it was responsible as the original lessee. As of August 31, 2009, the amount remaining under guaranteed lease obligations for which no liability has been provided totaled $11,405. In addition, capital lease obligations totaling $1,070 are still reflected as liabilities as of August 31, 2009 for properties sold to franchisees. At this time, the company has no reason to anticipate any default under the foregoing leases.

Effective November 30, 2005, the company extended a note purchase agreement to a bank that serves to guarantee the repayment of a franchisee loan and also benefits the franchisee with a lower financing rate. In the event of default by the franchisee, the company would purchase the franchisee loan from the bank, thereby becoming the note holder and providing an avenue of recourse with the franchisee. As of August 31, 2009, the balance of the loan was $377 and an immaterial liability has been provided for the fair value of this guarantee.

August 31, 2009, 2008 and 2007 (In thousands, except per share data)

18. Selected Quarterly Financial Data (Unaudited)

	First Quarter		Second Quarter	
	2009	2008	2009	2008
Income statement data:				
Partner Drive-In sales	$ 153,047	$ 159,285	$ 141,708	$ 147,139
Gain on the sale of Partner Drive-Ins	236	(28)	(47)	437
Other	30,783	30,924	27,336	27,045
Total revenues	184,066	190,181	168,997	174,621
Partner Drive-In operating expenses	130,635	129,174	121,784	119,497
Selling, general and administrative	16,162	14,914	16,300	15,540
Impairment of long-lived assets	414	–	–	99
Other	13,019	12,206	12,529	12,694
Total expenses	160,230	156,294	150,613	147,830
Income from operations	23,836	33,887	18,384	26,791
Debt extinguishment and other costs	–	–	(6,382)	–
Interest expense, net	11,666	11,980	10,778	12,214
Income before income taxes	12,170	21,907	13,988	14,577
Provision for income taxes	5,039	8,324	5,337	5,324
Net income	$ 7,131	$ 13,583	$ 8,651	$ 9,253
Net income per share:				
Basic	$ 0.12	$ 0.22	$ 0.14	$ 0.15
Diluted	$ 0.12	$ 0.22	$ 0.14	$ 0.15
Weighted average shares outstanding:				
Basic	60,459	60,772	60,464	60,303
Diluted	61,210	63,065	61,148	62,384

19. Fair Values of Financial Instruments

The following discussion of fair values is not indicative of the overall fair value of the company's consolidated balance sheet since the provisions of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," do not apply to all assets, including intangibles.

The following methods and assumptions were used by the company in estimating its fair values of financial instruments:

Cash and cash equivalents—Carrying value approximates fair value due to the short duration to maturity.

Notes receivable—For variable rate loans with no significant change in credit risk since the loan origination, fair values approximate carrying amounts. Fair values for fixed-rate loans are estimated using discounted cash flow analysis, using interest rates that would currently be offered for loans with similar terms to borrowers of similar credit quality and/or the same remaining maturities.

As of August 31, 2009 and 2008, carrying values approximate their estimated fair values.

Borrowed funds—Fair values for fixed rate borrowings are estimated using a discounted cash flow analysis that applies interest rates currently being offered on borrowings as similar as available in terms of amounts and terms to those currently outstanding. There are few leveraged loan transactions occurring in the current market. Market information available for public debt transactions for companies with ratings that are close to or lower than ratings for the company (without consideration for the third-party credit enhancement) was used in estimating fair value. Management believes this fair value is a reasonable estimate with the information that is available.

The carrying amounts, including accrued interest, and estimated fair values of the company's fixed-rate borrowings at August 31, 2009 were $511,903 and $473,266, respectively, and at August 31, 2008 were $574,193 and $517,315, respectively. Carrying values, including accrued interest, and estimated fair values for variable-rate borrowings at August 31, 2009 were $187,333 and $159,303, respectively, and at August 31, 2008 were $185,219 and $185,253, respectively.

August 31, 2009, 2008 and 2007 (In thousands, except per share data)

	Third Quarter		Fourth Quarter		Full Year	
	2009	2008	2009	2008	2009	2008
	$ 144,279	$ 178,338	$ 128,402	$ 186,389	$ 567,436	$ 671,151
	10,727	3	2,238	2,633	13,154	3,044
	36,897	34,657	43,183	37,891	138,199	130,518
	191,903	212,998	173,823	226,913	718,789	804,713
	119,807	144,514	108,001	154,917	480,227	548,102
	16,420	15,716	14,476	15,009	63,358	61,179
	7,490	–	3,260	472	11,163	571
	11,453	13,044	11,062	12,709	48,064	50,653
	155,170	173,274	136,799	183,107	602,812	660,505
	36,733	39,724	37,024	43,806	115,977	144,208
	–	–	–	–	(6,382)	–
	9,911	11,968	9,684	11,765	42,039	47,927
	26,822	27,756	27,340	32,041	80,320	96,281
	10,049	10,517	10,453	11,797	30,878	35,962
	$ 16,773	$ 17,239	$ 16,887	$ 20,244	$ 49,442	$ 60,319
	$ 0.28	$ 0.29	$ 0.28	$ 0.34	$ 0.81	$ 1.00
	$ 0.27	$ 0.28	$ 0.28	$ 0.33	$ 0.81	$ 0.97
	60,886	60,167	61,052	60,370	60,761	60,403
	61,215	62,023	61,377	61,609	61,238	62,270

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Sonic Corp.

We have audited the accompanying consolidated balance sheets of Sonic Corp. as of August 31, 2009 and 2008, and the related consolidated statements of income, stockholders' deficit, and cash flows for each of the three years in the period ended August 31, 2009. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sonic Corp. at August 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Sonic Corp.'s internal control over financial reporting as of August 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 29, 2009, expressed an unqualified opinion thereon.

As discussed in Note 12 to the consolidated financial statements, in fiscal year 2008 the company adopted Financial Accounting Standards Board Interpretation No. 48 "Accounting for Uncertainty in Income Taxes."

Ernst & Young LLP

Oklahoma City, Oklahoma
October 29, 2009

Management's Report on Internal Control Over Financial Reporting

The management of the company is responsible for establishing and maintaining adequate internal control over financial reporting. The company's internal control system was designed to provide reasonable assurance to the company's management and Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The company's management assessed the effectiveness of the company's internal control over financial reporting as of August 31, 2009. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based on our assessment, we believe that, as of August 31, 2009, the company's internal control over financial reporting is effective based on those criteria.

The company's independent registered public accounting firm that audited the financial statements included in the annual report has issued an attestation report on the company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Stockholders of Sonic Corp.

We have audited Sonic Corp.'s internal control over financial reporting as of August 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Sonic Corp.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Sonic Corp. maintained, in all material respects, effective internal control over financial reporting as of August 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sonic Corp. as of August 31, 2009 and 2008, and the related consolidated statements of income, stockholders' deficit, and cash flows for each of the three years in the period ended August 31, 2009 of Sonic Corp. and our report dated October 29, 2009 expressed an unqualified opinion thereon.

Ernst + Young LLP

Oklahoma City, Oklahoma
October 29, 2009

Directors and Officers

Board of Directors

J. Clifford Hudson
Chairman and
Chief Executive Officer
Sonic Corp.

Douglas N. Benham [1,2]
President and Chief Executive Officer
DNB Advisors, LLC

Leonard Lieberman [1,3]
Private Investor

Michael J. Maples [1,3]
Former Executive Vice President
and Member of the Office of
the President
Microsoft Corporation

J. Larry Nichols [1,2]
Chairman of the Board and
Chief Executive Officer
Devon Energy Corporation

Federico F. Peña [1,3]
Managing Director
Vestar Capital Partners

H. E. Rainbolt [1,2]
Chairman
BancFirst

Frank E. Richardson [1,2,4]
Chairman
F. E. Richardson & Co., Inc.

Robert M. Rosenberg [1,3]
Retired President and
Chief Executive Officer
Allied-Domecq Retailing U.S.A.

Director Emeritus

E. Dean Werries
Retired Chairman and
Chief Executive Officer
Fleming Companies, Inc.

1 Member of the Nominating and Corporate Governance Committee
2 Member of the Audit Committee
3 Member of the Compensation Committee
4 Lead Independent Director

Officers

J. Clifford Hudson
Chairman and
Chief Executive Officer

W. Scott McLain
President of Sonic Corp. and
President of Sonic Industries
Services Inc.
(the company's franchising subsidiary)

Omar Janjua
President of Sonic Restaurants, Inc.
(the company's restaurant-operating
subsidiary)

Stephen C. Vaughan
Executive Vice President and
Chief Financial Officer

Robert J. Geresi
Senior Vice President of Franchise
Operations (Core Markets)

Andrew G. Ritger, Jr.
Senior Vice President
of Business Planning and Purchasing

Nancy L. Robertson
Senior Vice President of Communications

E. Edward Saroch
Senior Vice President of Franchise
Operations (Developing Markets)

Paige S. Bass
Vice President and General Counsel

Alan Cantrell
Vice President of Business Planning

Jeffry D. Carper
Vice President of Operations Services

Carolyn C. Cummins
Vice President of Compliance
and Corporate Secretary

Richard D. Ganson
Vice President of Operations

Terry D. Harryman
Vice President and Controller

Keith O. Jossell
Vice President of Market Strategies

William I. Klearman
Vice President of Retail Technology

Dominic F. Losacco
Vice President of Marketing

Paul M. Macaluso
Vice President of Product and Daypart
Marketing

Roy M. Maines
Vice President of Operations

Dino Medina
Vice President of Design and Construction

Diane L. Prem
Vice President of Franchise Operations
(New Markets)

Stephen P. Reed
Vice President of Supply Chain
Management

Margaret R. Ricks
Vice President of Operations

Jean-Pierre Salama
Vice President of Training

Claudia S. San Pedro
Vice President of Investor Relations and
Brand Strategies and Treasurer

Richard A. Schwabauer
Vice President of Operations

Renee G. Shaffer
Vice President and Chief Information Officer

S. Brad Sheriff
Vice President of Brand Technology

Sharon T. Strickland
Vice President of People

C. Nelson Taylor
Vice President of Operations Services

David A. Vernon
Vice President of Franchise Sales

C. Taylor Warner
Vice President of Development

Barbara A. Williams
Vice President of Performance Analysis

Charles B. Woods
Vice President of Tax

M. Anne Burkett
Principal Internal Auditor

Corporate Offices
300 Johnny Bench Drive
Oklahoma City, Oklahoma 73104
405/225-5000

Web Address
www.sonicdrivein.com

Stock Transfer Agent
Computershare Trust Company, N.A.
PO Box 43078
Providence, Rhode Island 02940-3078
or
250 Royall Street
Canton, Massachusetts 02021
800/884-4225
web.queries@computershare.com
www.computershare.com

Independent Registered Public Accounting Firm
Ernst & Young LLP
Oklahoma City, Oklahoma

Annual Meeting
Our 2010 Annual Meeting of Stockholders will be held at 1:30 p.m. Central Standard Time on January 14, 2010, at our Corporate Offices, 4th Floor, 300 Johnny Bench Drive, Oklahoma City, Oklahoma.

Annual Report on Form 10-K
A copy of our annual report on Form 10-K for the year ended August 31, 2009, as filed with the Securities and Exchange Commission, may be obtained without charge upon written request to Stephen C. Vaughan, Executive Vice President and Chief Financial Officer, at our Corporate Offices. In addition, we make available free of charge through our website at www.sonicdrivein.com annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports filed with or furnished to the SEC. The reports are available as soon as reasonably practical after we electronically file such material with the SEC, and may be found under "SEC-All" in the "Investor Info" section of the website.

Forward-Looking Statements
Statements contained in this report that are not based on historical facts are forward-looking statements and are subject to uncertainties and risks. See Management's Discussion and Analysis for a more complete discussion of forward-looking statements, how we identify those statements, and the risks and uncertainties that may cause our future results to differ materially from those anticipated and discussed in the forward-looking statements.

Stock Market Information
Our common stock trades on the NASDAQ Global Select Market under the symbol SONC. At November 19, 2009, we had approximately 33,000 stockholders, including beneficial owners holding shares in nominee or "street" name.

The table below sets forth our high and low sales prices for the company's common stock during each fiscal quarter within the two most recent fiscal years.

Fiscal Year Ended August 31, 2009	High	Low
First Quarter	$ 18.19	$ 5.78
Second Quarter	$ 12.86	$ 7.35
Third Quarter	$ 12.09	$ 6.05
Fourth Quarter	$ 11.75	$ 8.34

Fiscal Year Ended August 31, 2008	High	Low
First Quarter	$ 26.19	$21.57
Second Quarter	$ 24.65	$18.53
Third Quarter	$ 23.33	$18.54
Fourth Quarter	$ 19.38	$12.50

We currently anticipate that we will retain all of our earnings to support our operations and develop our business. Therefore, we do not pay any cash dividends on our outstanding common stock. Future cash dividends, if any, will be at the discretion of our Board of Directors and will depend upon, among other things, future operations and earnings, capital requirements, general financial conditions, contractual restrictions, and other factors that our Board may consider relevant.

Comparison of Five-Year Cumulative Total Return
The following graph compares the cumulative five-year return for Sonic Corp. common stock against the NASDAQ Composite Index and the NASDAQ Retail Trade Index.


$150
$120
$90
$60
8/31/04
8/31/05
8/31/06
8/31/07
8/31/08
8/31/09
Sonic Corp.
NASDAQ Composite
NASDAQ Retail Trade


In Memoriam
Troy N. Smith, Sr.
Founder of Sonic Drive-Ins
1922-2009

On October 26, 2009, with the passing of Troy Smith, the restaurant industry lost one of its great pioneers, and the Sonic family lost its founder, its number one cheerleader and a source for inspiration and motivation that spanned almost six decades.

A keen judge of people and a quick study of changing trends, Troy swiftly seized the significance of America's growing infatuation with the automobile following World War II and the newfound mobility it brought to the nation. Capitalizing on these emerging trends, in 1953 he began operating Top Hat Drive-In (renamed Sonic Drive-In in 1959) to help propel a sector of the restaurant industry that had struggled for an identity since the 1920s – roadside root beer stands and dusty drive-ins – into a new era of growth and prosperity. A visionary in this business, Troy devised or championed many innovations now considered standard features of the modern-day drive-in, such as diagonal parking stalls, canopy covers, intercom ordering devices, and on-lot music. He was a simple man, yet one of great character and integrity, as seen by early franchise agreements that were sealed merely by handshakes, and royalties that were calculated based on the number of sacks ordered from suppliers.

More than anything, Troy Smith lived and breathed Sonic with unbridled passion and enthusiasm, grounded by a laser-like focus on customer service. He believed every customer was worth a mint, and to this day, every Sonic order is delivered to customers with a Sonic peppermint. Troy led by example, and he convinced those who have come after him to embrace the notion of service with the speed of sound, the early-day tag line of the fledgling drive-in chain.

His positive influence over generations of people associated with the Sonic brand simply cannot be calculated. Ultimately, his joy came from providing opportunities to others, and thousands of people can attribute their professional success to the humble man from Shawnee, OK. While he will be greatly missed, his legacy continues. **You're worth a mint, Troy.**


SPEAK WITH GOOD PURPOSE
THIS IS IT
OWNERSHIP
FLEXIBILITY
NIKE
Kelli Myers
$ 476.00
Sonic Drive-In


Melissa Baird
$ 557.00
Sonic Drive-In

Limeades for Learning®

Sonic and DonorsChoose.org have partnered to help public school teachers provide inspirational learning experiences for students in their classrooms. During September 2009, when Sonic customers ordered a drink, they were encouraged to visit a special Web site, LimeadesforLearning.com, and vote for a teacher's project they wanted Sonic to fund.

Happily, Sonic and its generous franchisees have awarded **$637,516** to fund **1,456** classroom projects across 40 states! Even though fall voting is over, there are still countless classrooms that could use your help. Go to LimeadesforLearning.com to see where all the votes went, and learn more about teachers' projects that still need assistance.

YOU SIP. KIDS LEARN®

Help give students a more fulfilling school year.

Sonic Corp. • 300 Johnny Bench Drive • Oklahoma City, Oklahoma 73104 • 405/225-5000